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                                        Rare Medium Group


                                        1998 Annual Report



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To Our Shareholders:

     As a result of the transformation that has taken place over the past year, our Company is now well positioned for success and to share in the incredible growth opportunities offered by the Internet. Our extraordinary change began in April 1998 with the merger of Rare Medium, Inc. which operates our Internet solutions business. It continued with the divestiture of all non-Internet operations and culminated with the recently announced investment by Apollo Management, L.P. that will enable the Company to expedite implementation of its venture/incubator strategy. As a publicly traded Internet company, we are now positioned to become a leader in the Internet space.

INTERNET SOLUTIONS

     The Company's Internet solutions business itself underwent a dramatic transformation. It has expanded from a single office in New York to a national presence including Los Angeles, San Francisco, Dallas, Atlanta and Detroit, in addition to our Canadian office located in Toronto. Having completed nine acquisitions of Internet solutions businesses over the past twelve months, the Company has established itself as an award-winning, leading provider of Internet solutions, offering Fortune 1000 companies and others its services, helping our clients develop e-commerce Internet strategies, improve business processes, and develop marketing communications, branding, strategies, and interactive content using Internet-based technologies and solutions.

VENTURE/INCUBATOR BUSINESS

     The most recent chapter of this extraordinary period of change began with the Apollo transaction and the emergence of our venture and incubator strategy. OUR STRATEGY IS TO INCUBATE PARADIGM-SHIFTING IDEAS AND BUILD THE NEXT WAVE OF BLOCKBUSTER INTERNET COMPANIES. To date, we have completed five transactions.

     The venture/incubator strategy is particularly exciting because it will allow us to leverage our knowledge of the Internet and existing development platform. We intend to use our knowledge to incubate the best new Internet companies emerging from Silicon Alley in New York, the Digital Coast in Los Angeles, Dallas, Atlanta, Toronto and San Francisco, all cities where we currently have a presence, as well as in Silicon Valley and other areas. Markets like these are particularly ripe for this strategy, because they have an enormous concentration of talent and entrepreneurial energy, but little infrastructure for converting that energy into large and rapidly expanding Internet companies, as they have in Silicon Valley. We also intend to capitalize on our knowledge of the problems faced by Internet entrepreneurs and corporate
 .com initiatives: access to capital; technical expertise and execution; and the countless administrative, legal and financial issues that confront every start-up company. With the Apollo investment, Rare Medium is in a position to help entrepreneurs and individuals responsible for Fortune 1000 .com initiatives end-run those obstacles by providing a complete package of venture capital, pace-setting Internet solutions, and professional services support. We could not have asked for better or more capable partners than Apollo and co-investors Bear Stearns, Constellation Partners and Thomas Weisel Partners, and we believe this strategy will deliver significant value to our shareholders and those partners who join us. Our intent is to acquire and build or combine and integrate assets using our extensive expertise in the Internet, in conjunction with our development platform and capital, to create market leaders within defined market areas and to take advantage of emerging market opportunities on the Internet.

     Our acquisition and expansion of liveuniverse.com is an example of this strategy. liveuniverse.com's strategy is to offer the most comprehensive suite of top quality free e-services for Webmasters on the Net. The services will include community tools such as chat and message boards, e-commerce services such as auctions and catalogs, and entertaining content such as games, polls, news feeds and more. By building out additional services under the liveuniverse.com umbrella, we will create a "one stop shopping" destination for Webmasters seeking interactive services for their Web pages.

     Another example of this strategy is our recent launch of the ChangeMusic.com Network, which is positioned to capitalize on the revolutionary changes in the way music is made, promoted, distributed, and consumed. It incorporates the already completed acquisitions of MP3place.com and MP3now.com as well as MP3park.com and Findsongs.com The aggregate traffic to these four sites makes the ChangeMusic.com Network a top digital music destination on the Web. RMGI intends to make additional acquisitions on behalf of the ChangeMusic.com Network and position it for maximum growth. The ChangeMusic.com Network is dedicated to serving bands, record labels and music fans. At the network's core will be ChangeMusic.com, a groundbreaking site in development by our solutions group. The site will be intended to support the largest grass roots music community

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on the Web, taking advantage of its powerful, custom suite of site-building utilities for bands while using sophisticated tools to match music lovers with new music. ChangeMusic.com Network will blend the MP3 model of free digitized music with emerging secure transaction systems, enabling bands to maximize their exposure and generate revenue. We believe the music business--A&R, production, promotion and distribution--will substantially transition to the Web over the next few years and the ChangeMusic.com Network intends to capitalize on and help accelerate these changes.

     A final example of the incubator strategy is our acquisition of iFace.com, an Internet communications company that provides software and solutions for voice-over-internet protocol ("VoIP") for voice, video and fax communication via the Internet. The acquisition of iFace.com created a new entity focused on developing and providing solutions for telecommunication and VoIP applications integrated with Internet e-commerce. The new venture is targeting a communication paradigm utilizing advanced Internet convergence software. The software is designed to enable full on demand interoperability between phones, Web pages, call centers, and new emerging communication devices. The core of the new communication software that was developed by and proprietary to iFace.com incorporates multimedia communication standards with telco switching, metering and billing. Prepaid, post paid and e-commerce billing are available with a new interactive browser-based Web interface as well as traditional telephone interfaces. The ability to provide Internet portals and communities, corporations, and consumers with low cost Web-based calling and communication capability for local and long distance calling, fax, video, broadband, cable TV, prepaid, call center and customer care represents an excellent opportunity. The company has deployed in excess of 30 systems to date.

     An additional component of the venture strategy is to partner or joint venture with companies seeking to extend traditional businesses to the Internet. Through Apollo, Bear Stearns and our extensive network of relationships and clients, we intend to identify prospects who look for our expertise and development platform, supplemented with capital, to create successful new ventures.

     The Internet offers a fascinating convergence of technology and marketing opportunity for companies equipped with the right expertise to service these diverse competencies. We believe we are one of those companies. The growth potential of the Internet is well documented, and we believe the Company has positioned itself to share in that potential, not only through its solutions business, but also through the appreciation of its venture/incubator investments, which we believe has increased, and will continue to increase, shareholder value.

     But this is just the beginning. As the Internet and the new "digital economy" continue to evolve, so do the opportunities for this Company to participate in both facilitating the expansion of traditional business models to the Web, Internet, broadband and wireless, and in the emergence and evolution of entirely new businesses.

     In closing, we would like to thank our clients, shareholders, board members, business partners, suppliers and employees for their contributions to the success of this past year. We believe that the future of the Internet economy offers an abundance of exciting opportunities for companies like ours, and we are looking forward to the challenges of seizing those opportunities.

/s/ Glenn S. Meyers

Glenn S. Meyers
Chairman, President & CEO
Rare Medium Group, Inc.

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                           FORWARD-LOOKING STATEMENTS

     This report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the Company's capital needs, business strategy, the listing of its common stock on the Nasdaq National Market, Year 2000 compliance, expectations and intentions. The words "believe," "anticipate," "expect," "estimate," "intend," and similar expressions identify forward-looking statements. Forward-looking statements necessarily involve risks and uncertainties, and the Company's actual results could differ materially from those anticipated in the forward-looking statements, including those set forth below under "Description of Business" below and elsewhere in this report, and the risks discussed in the Company's filings with the SEC. The factors set forth below under "Description of Business" and other cautionary statements made in this report should be read and understood as being applicable to all related forward-looking statements wherever they appear in this report.

                              RECENT DEVELOPMENTS

     On June 4, 1999, pursuant to an Amended and Restated Securities Purchase Agreement (see "Other Developments" for details), between Rare Medium Group, Inc. (the "Company") and, Apollo Management, L.P. affiliates, the Company issued and sold securities to Apollo for an aggregate purchase price of $87,000,000. The Company believes that the transaction with Apollo has presented the Company with two advantages over the Company's other financing alternatives in assisting the Company in its plan to become a leading incubator of emerging Internet companies, and in financing the planned growth of its Internet solutions business. First, the transaction was a single, large financing, resulting in $87,000,000 of gross proceeds. The Company believes that this cash on the Company's balance sheet provides the financial strength and credibility, which the Company needs to aggressively pursue its business plan. The Company believes that clients and business partners consider capital strength and liquidity to be important success factors in determining whether to select the Company as a partner or vendor. Second, this transaction allows the Company to gain access to the strategic relationships of Apollo. Due to its substantial investment in the Company, Apollo has a strong economic incentive to help the Company build shareholder value through introductions to companies and individuals who are potential business partners for the Company. The Company believes that Apollo is well positioned to contribute to the rapid growth of its Internet solutions business and to help the Company become a leading incubator of emerging Internet companies.

                            DESCRIPTION OF BUSINESS

     The following is a description of the Company's business as reported in the Company's Form 10K report for 1998.

BACKGROUND

     Currently, Rare Medium Group, Inc., a Delaware corporation (the "Company"), through its wholly-owned subsidiary, Rare Medium, Inc. ("Rare Medium") and that company's subsidiaries, provides creative and innovative business solutions for the emerging digital economy. The Company provides integrated, Internet-based services that include: digital business and marketing strategy and consulting services, creative design services, and technology and systems integration services. These services are generally delivered in partnership with clients using a methodology designed for rapid delivery. The Company provides Internet-based solutions primarily for large and medium-sized companies including companies in the Fortune 500.

     The Company was incorporated in the State of Delaware in 1985, as ICC Technologies, Inc. Prior to April 1998, the Company had been principally engaged in the design, development, manufacture and marketing of desiccant-based climate control systems. On April 15, 1998, the Company acquired Rare Medium, Inc, a New York corporation engaged in providing Internet professional services which was founded in September 1995 and has a limited operating history. Following the acquisition of Rare Medium, the Company divested itself of its desiccant-based air conditioning systems operations. On March 16, 1999, the Company's stockholders formally approved the change of the Company's name to Rare Medium Group, Inc. Providing Internet professional services and other Internet related products and services are the Company's sole businesses.

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INDUSTRY BACKGROUND

     The Internet has created a new paradigm for conducting business in the digital age, creating new forms of commerce, communicating with prospects, customers and business partners and for distributing products and services to consumers. Intranets, Extranets and Web sites (collectively, "Internet solutions") enhance the ability of businesses to create, store, process and distribute information. Intranets enable a company's employees to receive corporate information and training efficiently, communicate through e-mail, use the internal network's business applications, and access proprietary information. Similarly, an Extranet can extend part or all of the functionality of an Intranet to selected business partners outside of the company, for example, by providing a select group of customers with access to certain parts of its internal network. As a result of the availability of Internet solutions, companies fundamentally need to re-think their go-to-market strategies, business operating models and value chains.

     By many industry analyst estimates, the Internet solutions marketplace is forecasted to be very robust in the 21st century. Forrester Research, Inc. estimates that the worldwide Internet professional services market will grow from $2.4 billion in 1997 to $32.8 billion in 2002, a compound annual growth rate of 68.7%. Other industry analysts estimate that the Internet and E-Commerce services spending will be $43.6 billion by 2002.

     Businesses seeking to capitalize on the significant opportunities provided by Internet solutions face a formidable series of challenges integrating traditional and digital business models. Many of the traditional components of a company's value chain must be evaluated to determine the relevance in the new digital world. Many organizations are ill-equipped to think outside of their current, and often successful, business models. In addition, recent trends are changing the marketing communications requirements of businesses throughout the world. Businesses must also be able to rapidly develop and execute marketing strategies because shortening product life cycles reduce preparation time for marketing campaigns. New media, including Internet-based services, as well as CD ROMs, laptop PC presentations and interactive kiosks, have emerged as an integral component of marketing and communication strategy. These new media and the increasing complexity of sophisticated digital delivery, storage and multimedia enhancement tools and technologies enable companies to improve the effectiveness of communications, but pose additional challenges to businesses striving to link business strategy with rapidly changing technologies.

     To perform the multitude of Internet professional services in-house, a company would have to make substantial commitments of time, money and technical personnel to keep current with rapidly evolving technologies, content presentation techniques and competitors' offerings. Professionals with the requisite strategic, technical and creative skills are often difficult to find and retain. In addition, many businesses are hesitant to expand their internal information systems or marketing departments for particular engagements at a time when they are attempting to minimize fixed costs to increase returns on investment. At the same time, external economic factors encourage organizations to focus on their core competencies and limit work forces in the information technology management and marketing areas. Accordingly, many businesses have chosen to outsource a significant portion of the design, development and maintenance of their Intranets, Extranets and Web sites and the development and implementation of their marketing strategies to independent professionals. These independent professionals can leverage accumulated strategic, technical and creative talent and track developments in a field characterized by extremely short technology, process and content life cycles. Companies seeking to establish Internet solutions may turn to their traditional marketing or technology service providers for assistance. However, most of these providers have neither a proven track record of successful Internet solution deployment nor the full portfolio of strategy, technology, marketing and creative skills required to serve client needs effectively. Most advertising and marketing communications agencies lack the extensive technical skills, such as application development and legacy system and database integration, required to produce the increasingly complex and functional solutions demanded by clients. Most national information technology consulting service providers have sizable corporate infrastructures and have therefore chosen to focus on multi-million dollar engagements such as Year 2000 projects and client/server enterprise resource planning software deployments, not Internet solution consulting engagements. Most large computer technology product and service vendors lack the creative and marketing skills required to build audiences and deliver unique and compelling content, and are further constrained by their need to recommend their proprietary brands. Internet access service providers, whose core strength is in providing Internet access and site hosting rather than solution development, typically lack both the necessary creative and application development skills.

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     A number of small Internet professional services firms have emerged to address the significant and rapidly growing market for Internet solutions. However, the small size and capital constraints of most of these firms restrict their ability to supply clients with the necessary depth and integration of strategic, technical and creative skills. Furthermore, many of these providers tend to develop expertise in a limited number of vertical markets because of the need to leverage the information and experiences gained from the relatively small number of Internet solution engagements they have completed. We believe that the rapidly increasing demand for Internet solutions and integrated marketing communications services, combined with the inability of most current providers to supply the full range and integration of strategic, technical and creative skills required by clients, has created a significant market opportunity for a scaled Internet professional services and integrated marketing communications services firm. In the currently fragmented and rapidly changing environment, an organization that could deliver the creative strengths of advertising and marketing firms, the strategic skills and technical capabilities of information technology consulting service providers, and the national reputation, economies of scale, multiple points of local presence and information sharing capabilities of a large organization could capitalize on this opportunity to help companies significantly improve their business processes.

STRATEGY

     The Company's goal is to make Rare Medium a leading Internet professional services firm. The Company's strategy to achieve this objective includes: (i) expanding operations by acquisition and internal growth; (ii) leveraging best practices, reuse and creating operational efficiencies; (iii) enhancing the Rare Medium brand; (iv) continuously enhancing strategy, creative and technology service delivery excellence; and (v) developing additional strategic relationships. In addition, the Company intends to continue to explore other Internet businesses that management believes may compliment the core Rare Medium business or can capitalize on the Rare Medium expertise.

     Rare Medium is continuing to expand through acquisitions and internal growth. In addition, the Company has recently recruited senior executive talent from various management consulting and systems integration services companies. The Company believes that in the fragmented market for providing Internet professional services, rapidly building a critical mass of strategic, creative, technical and managerial talent through internal growth and acquisitions will provide Rare Medium with a distinct competitive advantage. As of December 31, 1998, the Company had offices in New York, Los Angeles, Atlanta and Phoenix with pending transactions that would add offices in Toronto, Dallas and San Francisco. The Company intends to continue to identify acquisition candidates that meet the Company's criteria for revenues, profitability, growth potential and operating strategy and to acquire and integrate additional companies, both in the United States and abroad, that meet those criteria.

     Leveraging Best Practices, Reuse and Creating Operational
Efficiencies. The Company has recently implemented an enterprise-wide knowledge Intranet to facilitate corporate learning across the various Rare Medium offices. At the conclusion of client engagements, Rare Medium employees will participate in post-engagement review where "lessons learned" and new and innovative creative and technology techniques will be harvested and catalogued on the Intranet. This Intranet will serve as a vehicle for capturing engagement best practices and "lessons learned" and leveraging these experiences across the enterprise to achieve operational efficiencies.

     Enhancing the Rare Medium Brand. In a fragmented industry like Internet professional services, the Company believes that its brand is well-recognized. Nonetheless, enhancing the Rare Medium brand will be important to the Company's success. The Company markets itself through traditional brand promotion and other marketing strategies such as creation and distribution of sales and marketing collateral material, public relations campaigns and speaking engagements.

     Continuously Enhancing Strategy, Creative and Technology Service Delivery Excellence. Rare Medium strives to provide creative and innovative Internet-based business solutions across the various service lines. Our work has received numerous honors and awards. In order to maintain high levels of creativity and quality, we place great importance on recruiting and retaining talented employees.

     Developing and Maintaining Additional Strategic Relationships. The Company intends to continue to develop strategic relationships. Such relationships enable Rare Medium to enter new markets, gain early access to leading-edge technology, cooperatively market products and services with leading technology vendors and gain

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enhanced access to vendor training and support. Rare Medium has developed a number of strategic relationships, including relationships with Microsoft, Macromedia, IBM, Oracle, Vignette and Advanced Technology Group.

THE RARE MEDIUM APPROACH

     Rare Medium employs a service delivery methodology that ensures rapid speed to market of business solutions, iterative refinement of the solution, and a solution that is linked to business benefit. The delivery methodology enables projects to be conducted in both a fixed price, fixed time and a time and materials manner.

     The Rare Medium delivery methodology is comprised of four discrete phases:
Exploration, Ideation, Creation and Evolution.

     Exploration Phase. The objective of the exploration phase is to conduct a strategic visioning session with the client's executive team to identify potential opportunities where the client may use Internet solutions for business benefit. The exploration also begins the requirements capture and scoping effort. A business case is also developed to provide a tool for prioritizing the scope of solution requirements as well as a benchmark to evaluate the effectiveness and success of the Internet solution. The key deliverable of this phase is a road map to implement and promote the Internet solution.

     Ideation Phase. The objective of this phase is to rapidly construct a proof-of-concept prototype of the proposed Internet solution. In addition to initiating the design process, this phase is intended to build support from the various corporate constituencies and stakeholders as well as build momentum across the client organization.

     Creation Phase. The object of this phase is to design, build, test and implement the Internet solution. The project team uses an iterative refinement approach to design and build the solution. The project team works very closely with the client executive sponsor and solicits continuous feedback from the various stakeholders.

     Evolution Phase. The objective of this phase is to implement the Internet solution and monitor the performance and effectiveness of the solution in the context of the business case and specific target market metrics. The information collected during the evolution phase provides valuable feedback for the next iteration of the Internet solution and provides a mechanism to measure the overall effectiveness of the solution. In addition, many of the assumptions made during the exploration phase in terms of the new digital business model and targeted market segments are either validated or calibrated.

CUSTOMERS

     Rare Medium focuses primarily on large and medium sized businesses. The Company believes that the needs of such businesses provide excellent market opportunities. Rare Medium's customers are from a broad variety of industries including financial services, technology, consumer goods, pharmaceuticals, publishing and entertainment. The Company's two largest clients in 1998, Nestle USA, Inc. and General Mills, each accounted for more than approximately 10% of Internet related revenues of the Company. As of December 31, 1998, Rare Medium had a backlog of approximately $3 million.

EMPLOYEES

     As of December 31, 1998, the Company had approximately 120 employees. None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and the Company generally believes that its relationship with its employees is good. Competition for qualified personnel in the industry is intense. The Company believes that its future success in the industry will depend in part on its ability to attract, hire or acquire and retain qualified employees.

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                               OTHER DEVELOPMENTS

THE RARE MEDIUM NOTEHOLDERS

     In connection with certain Exchange Agreements between the Company and certain of the holders of the Rare Medium Note effective December 31, 1998, the Company in a private placement of securities issued an aggregate of 2,951,814 shares of common stock of the Company to such Noteholders in exchange for their beneficial interest in $11,773,881 of the original principal amount of the Rare Medium Note and accrued and unpaid interest thereunder through December 31, 1998.

     Pursuant to an exchange agreement between the Company and two employees of the Company effective April 5, 1999, the Company (a) amended such employees' employment agreements and (b) issued an aggregate of 963,052 shares of common stock of the Company to such employees in exchange for their beneficial interest in $3,987,031 of the original principal amount of the Rare Medium Note.

     As a result of these transactions, there is a remaining principal balance of $6,439,066 payable under the Note, which bears interest at the prime rate, payable semi-annually, with principal due in two equal installments on April 15, 2000 and April 15, 2001.

THE PRIVATE PLACEMENT OF CONVERTIBLE DEBENTURES AND WARRANTS TO CAPITAL VENTURES INTERNATIONAL

     Pursuant to the terms of a securities purchase agreement, dated as of January 28, 1999, Capital Ventures International agreed to purchase from the Company in a private placement of securities, in two tranches, convertible debentures in the aggregate principal amount of $6,000,000 and five year warrants to purchase an aggregate of 693,642 shares of common stock at an exercise price of $5.27 per share, subject to reset. The first tranche of the transaction closed January 28, 1999, at which time Capital Ventures International purchased convertible debentures in the aggregate principal amount of $3,500,000 and warrants to purchase 404,625 shares of common stock. The term of the convertible debentures was four years. The principal amount of the convertible debentures plus accrued interest thereon at 8% per annum were convertible, at the option of the purchaser, into shares of common stock at a conversion price equal to $5.27 per share until July 27, 1999 (unless certain events occured earlier) and, thereafter, at an adjustable per share price.

     On June 4, 1999, pursuant to the terms of the securities purchase agreement, Capital Ventures International purchased the remaining convertible debentures in the principal amount of $2.5 million and the remaining 289,017 warrants. Thereafter, Capital Ventures International converted all $6,000,000 convertible debentures and exercised all 693,642 warrants for 1,588,462 shares of our common stock. Such shares represented approximately 4.4% of our outstanding common stock on June 4, 1999.

NASDAQ NATIONAL MARKET LISTING

     Since the Company's Common Stock was trading at or below the minimum $5.00 per share closing bid price requirement for continued listing on the Nasdaq National Market during 1998 and earlier this year, and since the Company did not have net tangible assets of at least $4 million, the Company received notice from Nasdaq that the Company must take steps to come into compliance with the Nasdaq National Market listing standards or its Common Stock will be delisted from the Nasdaq National Market. A hearing with Nasdaq was held on February 4, 1999. The Company proposed a plan to Nasdaq which it believes should enable it to remain listed on the Nasdaq National Market. On April 22, 1999, Nasdaq notified the Company that it had determined to continue the listing of the Company's Common Stock on the Nasdaq National Market, provided that on or before June 30, 1999 the Company conduct its Annual Meeting of Stockholders and consummate the equity transaction contemplated with Apollo Investment Fund IV, L.P. and the other Preferred Stockholders. The Company consummated such equity transaction on June 4, 1999, subject to seeking Stockholder approval of the Conversion of the Series B Securities issued to Apollo and the other Preferred Stockholders into Series A Securities, as required under the terms of the Securities Purchase Agreement with the Preferred Stockholders. The date by which the Company is required to hold its Annual Meeting of Stockholders has been extended to September 15, 1999 in order to enable the Company to hold its Annual Meeting in conjunction with a Stockholder vote on the Conversion of the Series B Securities into Series A Securities. Accordingly, the Company has scheduled its Annual Meeting of Stockholders to be held in August, 1999 and will seek Stockholder approval of such Conversion at such Meeting. Failure to hold its Annual Meeting of Stockholders on or before September 15, 1999 or failure to obtain Stockholder approval of the Conversion of the Series B Securities into Series A Securities at

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the Annual Meeting if, as a result of such disapproval, the Preferred
Stockholders elect to have all of their Series B Preferred Stock redeemed by the Company pursuant to the terms of the Securities Purchase Agreement with the Preferred Stockholders, may result in Nasdaq considering the Company for continued listing on the Nasdaq Small Cap Market or determining to delist the Company. Further, if the Preferred Stockholders elect to convert or exercise their Series B Securities into non-voting common stock pursuant to the terms of the Series B Securities in lieu of redemption upon such disapproval, and the Company is unable to issue non-voting common stock because the Stockholders have not approved the creation of such class of securities at the Annual Meeting, Nasdaq may then also determine to delist the Company. In the event the Company is unable to maintain its listing on the Nasdaq National Market, it currently meets the listing standards for, and would seek to apply for, listing of its Common Stock on the Nasdaq Small Cap Market. There can be no assurance, however, that such an application would be approved.

THE APOLLO SECURITIES PURCHASE

     On June 4, 1999, pursuant to an Amended and Restated Securities Purchase Agreement, (the "Securities Purchase Agreement"), between Rare Medium Group, Inc. (the "Company"), Apollo Investment Fund IV, L.P., Apollo Overseas
Partners IV, L.P. and AIF IV/RRRR LLC (collectively, the "Preferred Stockholders"), the Company issued and sold, and the Preferred Stockholders purchased, for an aggregate purchase price of $87,000,000, 126,000 shares of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock"), 126,000 Series 1-A Warrants (the "Series 1-A Warrants"), 1,916,994 Series 2-A Warrants (the "Series 2-A Warrants"), 744,000 shares of the Company's Series B Preferred Stock (the "Series B Preferred Stock"), 744,000 Series 1-B Warrants (the "Series 1-B Warrants") and 10,345,548 Series 2-B Warrants (the "Series 2-B Warrants").

     Excluding accrued dividends, the Series A Preferred Stock, Series 1-A Warrants and Series 2-A Warrants (collectively, the "Series A Securities") are presently convertible into, or exercisable for, an aggregate of 5,417,994 shares of Common Stock, representing, as of June 4, 1999 and after giving effect to the issuance of the Series A Securities, approximately 12.5% of the Company's outstanding Common Stock. Excluding accrued dividends, the Series B Preferred Stock, Series 1-B Warrants and Series 2-B Warrants (collectively, the "Series B Securities") are presently convertible into, or exercisable for, an aggregate of 31,018,119 shares of non-voting common stock of the Company. The Company currently has no non-voting common stock authorized.

     Pursuant to the terms of the Securities Purchase Agreement, at the Company's 1999 Annual Meeting of its stockholders ("Stockholders") scheduled to be held in August 1999, the holders of Common Stock will be asked to approve the conversion (the "Conversion") of the Series B Preferred Stock, Series 1-B Warrants and Series 2-B Warrants that have been issued to the Preferred Stockholders, including such additional Series A Securities and Series B Securities that have been issued as dividends, into like amounts of Series A Preferred Stock, Series 1-A Warrants and Series 2-A Warrants, respectively, that, at issuance date of June 4, 1999, and assuming conversion (along with the Series A Securities previously issued to the Preferred Stockholders), represented approximately 22.1% of the voting power of the Company's outstanding securities, after giving effect to such conversion, and were convertible into, or exercisable for, approximately 39.5% of the Company's outsanding Common Stock, computed on a fully diluted basis using the treasury stock method after giving effect to such conversion and the subsequent full conversion and exercise of all such Series A Securities into or for Common Stock. Pursuant to the terms of the Securities Purchase Agreement, the Company deposited $74,400,000 of the purchase price into an escrow account to secure the Company's obligation to redeem the Series B Preferred Stock in the event the Stockholders fail to approve the Conversion.

                                   PROPERTIES

     The Company conducts its administrative and operations activities primarily from two adjacent facilities in New York, New York totaling approximately 20,000 square feet, pursuant to leases expiring in 2007 and 2002, and a facility in Los Angeles consisting of approximately 12,000 square feet pursuant to a lease expiring in 2003. The Company is currently evaluating whether its New York facilities are adequate to meet its needs for the foreseeable future, but has determined that its Los Angeles facility has capacity for additional growth. The Company routinely evaluates the facilities used by the businesses it acquires in light of its plans for growth in various geographic markets, and is currently evaluating space in Dallas. The Company does not anticipate purchasing property in the foreseeable future.

                   MARKET FOR THE REGISTRANT'S COMMON EQUITY
                        AND RELATED STOCKHOLDER MATTERS

     The Company's Common Stock trades on the NASDAQ National Market under the symbol RRRR. Prior to February 15, 1996 the Company's Stock was listed on the NASDAQ Small Cap Market. Based on reports provided by NASDAQ, the range of high and low bids for the Company's Common Stock for the two most recent fiscal years are as follows:

                                                                                       1998
                                                                     ----------------------------------------
                                                                     4TH QTR    3RD QTR    2ND QTR    1ST QTR
                                                                     -------    -------    -------    -------
High Bid:.........................................................    $4.97      $6.50      $7.50      $3.25
Low Bid:..........................................................    $1.63      $1.63      $2.19      $1.81

                                                                                       1997
                                                                     ----------------------------------------
                                                                     4TH QTR    3RD QTR    2ND QTR    1ST QTR
                                                                     -------    -------    -------    -------
High Bid:.........................................................    $4.81      $5.25      $6.88      $7.06
Low Bid:..........................................................    $1.56      $4.25      $4.38      $4.88

     The above quotations reported by NASDAQ represent prices between dealers and do not include retail mark-ups, mark-downs or commissions. Such quotations may not represent actual transactions. On March 29, 1999, the last reported sale price for the Common Stock was $4.72 per share.

     As of March 29, 1999, the Company had approximately 1,074 recordholders of Common Stock. This number was derived from the Company's stockholder records, and does not include beneficial owners of the Common Stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers, and other fiduciaries. Holders of Common Stock are entitled to share ratably in dividends, if and when declared by the Board of Directors. Other than an in-kind warrant dividend declared by the Board of Directors in June 1990, the Company has never paid a dividend on its Common Stock and it is unlikely that any dividends will be paid in the foreseeable future. The payment of cash dividends on the Common Stock will depend on, among other things, the earnings, capital requirements and financial condition of the Company, and general business conditions. In addition, future borrowings or issuances of Preferred Stock may prohibit or restrict the Company's ability to pay or declare dividends.

                            SELECTED FINANCIAL DATA

     The following historical selected financial data of the Company for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 have been derived from financial statements that have been audited by the Company's Independent Accountants, whose reports thereon include an explanatory paragraph regarding substantial doubt about the Company's ability to continue as a going concern. There were no cash dividends paid to holders of Common Stock in any of these years. The data should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this report. The format of prior year data has been conformed to reflect the accounting for Engelhard/ICC partnership as discontinued operations.

 (ALL AMOUNTS EXPRESSED IN DOLLARS EXCEPT WEIGHTED AVERAGE SHARES OUTSTANDING)

                                                              YEARS ENDED DECEMBER 31,
                                      -------------------------------------------------------------------------
                                         1998            1997           1996           1995          1994(1)
                                      -----------    ------------    -----------    -----------    ------------
INCOME STATEMENT DATA:
Revenues...........................   $ 4,688,120    $         --    $        --    $        --    $         --
Expenses(2)(3).....................     5,307,372      13,484,085      7,154,609      6,323,373       4,391,082
                                      -----------    ------------    -----------    -----------    ------------
Net loss...........................      (619,252)    (13,484,085)    (7,154,609)    (6,323,373)     (4,391,082)
Cumulative preferred stock dividend
  requirements.....................            --              --        (49,655)      (301,413)       (227,750)
                                      -----------    ------------    -----------    -----------    ------------
Net loss applicable to common
  stockholders.....................   $  (619,252)   $(13,484,085)   $(7,204,264)   $(6,624,786)   $ (4,618,832)
                                      -----------    ------------    -----------    -----------    ------------
                                      -----------    ------------    -----------    -----------    ------------
Loss per common share..............          (.02)           (.63)          (.35)          (.47)           (.41)
                                      -----------    ------------    -----------    -----------    ------------
                                      -----------    ------------    -----------    -----------    ------------
Weighted average shares
  outstanding......................    25,282,002      21,339,635     20,322,952     14,072,867      11,390,981
                                      -----------    ------------    -----------    -----------    ------------
                                      -----------    ------------    -----------    -----------    ------------
BALANCE SHEET DATA:
Total assets.......................   $44,743,122    $  4,521,656    $12,250,865    $ 4,796,426    $  2,397,522
Working capital....................    (1,188,272)      1,382,537      9,661,805      1,827,797       1,072,485
Long-term obligations..............    10,935,736               0              0              0         150,000
Total liabilities..................    14,921,412       7,583,862      2,179,467      3,262,614         426,782
Stockholders' equity (deficit).....    29,821,710      (3,062,206)    10,071,398      1,533,812       1,970,740

(1) On February 7, 1994, the Company transferred its desiccant climate control business in exchange for a 50% interest in the Partnership.

(2) Includes interest income and other income for 1994, 1995, 1996 and 1997.

(3) Expenses consists of discontinued operations, general and administrative expense and interest expense for 1994, 1995, 1996 and 1997.

     Management's Discussion and Analysis has been reproduced from the Company's 10K/A-2 filed with the Securities and Exchange Commission.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     As a result of the Company's disposition of its desiccant based air conditioning operations, Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 1998 compared with December 31, 1997 will focus on its sole business of providing Internet professional services and other Internet related products and services. The following financial information includes the results of Rare Medium as of January 1, 1997 and the results of DigitalFacades and I/O 360 as of August 1998.

                                                                                       RARE MEDIUM GROUP, INC.
                                                                                         UNAUDITED PRO FORMA
                                                                                       STATEMENT OF OPERATIONS
                                                                                     ----------------------------
                                                                                         1998            1997
                                                                                     ------------    ------------
Revenue...........................................................................   $  5,829,819    $  3,856,233

Expenses:
  Operating expenses..............................................................      9,541,510       2,781,332
  Corporate General and Administrative............................................      2,053,639       1,991,594
  Stock-Based Compensation........................................................             --       4,588,641
  Depreciation and Amortization...................................................     12,627,553         106,840
                                                                                     ------------    ------------
                                                                                       24,222,702       9,468,407
                                                                                     ------------    ------------
Loss from operations..............................................................   $(18,392,883)   $  5,612,174
                                                                                     ------------    ------------
                                                                                     ------------    ------------
Net income (loss).................................................................   $   (844,517)   $(17,111,889)
                                                                                     ------------    ------------
                                                                                     ------------    ------------

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

     The following discussion of the Financial Condition and Results of Operations of the Company contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934. The Company's actual results and timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of, among other things, those factors described in this annual report.

OVERVIEW

     Rare Medium, I/O 360 and DigitalFacades (the "Internet Businesses") are wholly-owned subsidiaries of the Company. Rare Medium was acquired on April 15, 1998, and is an Internet professional services firm that provides Internet professional services to businesses. Rare Medium offers a comprehensive range of services to deliver Internet solutions designed to improve clients' business processes, and as such include strategy consulting; needs analysis; creative, design and technology development; content development, implementation and integration; audience development; application development; maintenance and hosting. Rare Medium markets its services primarily to large and medium-sized companies.

     Both I/O 360 and DigitalFacades were acquired on August 13, 1998. DigitalFacades is a Los Angeles-based Internet professional services firm whose clients included Bugle Boy, Epson America, Inc. and Beckman Coulter. I/O 360 is a New York-based interactive design studio specializing in visual and engineering solutions for all technology-mediated business environments. I/O 360's clients included the New York Times, Yahoo Internet Life, Microsoft Press, and other complex projects for such clients as Microsoft, Mitsubishi, Citicorp, Sony Fujitsu, Barnes & Noble and Prodigy.

     The Company has integrated the operations of Rare Medium, I/O 360 and DigitalFacades under the Rare Medium brand name while achieving economies of marketing, purchasing, and operations, and while simultaneously leveraging relationships with various clients that existed prior to the mergers. To that end, the operations of Rare Medium and I/O 360 have largely been physically integrated due to I/O 360's move to a location in New York City adjacent to Rare Medium, and the Los Angeles operations of Rare Medium and DigitalFacades have been consolidated in one location.

     Our recent growth has strained our managerial and operational resources. A key part of our strategy is to grow, both by hiring more personnel and through acquisitions, which will continue to strain our resources. To manage future growth, our management must continue to improve our operational and financial systems and expand, train, retain and manage our employee base. There can be no assurance that we will be able to manage our growth effectively. If our systems, procedures and controls are inadequate to support our operations, our expansion would be halted and we could lose our opportunity to improve market share.

     On October 14, 1998, the Company, through its wholly-owned subsidiary, ICC Desiccant Technologies, Inc., completed the sale of a majority of its partnership interests in Fresh Air Solutions, L.P. ("FAS") for total consideration of $1,500,000, of which $1,125,000 was paid in cash and $375,000 was paid by delivery of an unsecured promissory note issued by FAS. In addition, the unaffiliated investment entity that purchased the partnership interests assumed the liabilities of FAS as general partner, with certain exceptions. As a result of the sale of partnership interests, ICC Desiccant Technologies, Inc. retained, as its sole asset, a 32.4% passive investment limited partnership interest in FAS.

     Subsequent to the sale of the partnership interests referred to above, FAS redeemed the 10% limited partnership interest in FAS held by Engelhard Corporation in exchange for the 20% limited partnership interest in Engelhard Hexcore, L.P. held by FAS and $1 million in cash. As a result, ICC Desiccant Technologies, Inc.'s interest in FAS has been increased to a 36% limited partnership interest.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

     During 1998, through a series of transactions, the Company has restructured its operations to focus on the business of providing Internet professional services primarily to large and medium sized businesses. This was accomplished by restructuring its Engelhard/ICC joint venture; purchasing the Internet-related businesses of Rare Medium,, I/O 360, and DigitalFacades; and disposing of a majority of its partnership interests in Fresh Air Solutions in October, 1998. Historically the Company had been engaged in the design, development, manufacture and marketing of desiccant based climate control systems.

     The results include the pro forma results of Rare Medium as if the acquisition was completed on January 1, 1997. The 1998 results include the results of DigitalFacades and I/O 360 since their dates of acquisition in August of 1998.

  Revenue

     Revenues for the year ended December 31, 1998 increased to $5.8 million from $3.9 million for the year ended December 31, 1997. The increase was primarily due to the acquisitions of DigitalFacades and I/O 360 late in the third quarter of 1998, as well as increased business generated by the professional services business. The increase in revenues resulted from both higher revenues for some of the Company's existing clients as well as the addition of new clients. On a pro forma basis, if the acquisitions of Digital Facades and I/O 360 had been effective January 1, 1998, unaudited revenues for the year ended December 31, 1998 would have been $8.3 million. The Company anticipates that revenues in future periods will continue to be positively impacted by both internal growth in addition to acquisitions of additional Internet professional services businesses.

     Although we have experienced revenue growth, this growth may not be sustainable or indicative of future operating results. In addition, we have incurred substantial costs to expand and integrate our operations and we intend to continue to invest heavily in ongoing expansion. Our ongoing integration costs will include the combination of the financial, information and communications systems of the various companies that we have acquired and expect to acquire. Our ongoing expansion costs will include the leasing of additional office space and the purchase of new computer and communications equipment. As a result of these and other costs, we may continue to incur operating losses through 1999 or beyond, and there can be no assurance that we will achieve or sustain profitability.

     Most of our contracts are currently on a fixed-price basis, rather than a time and materials basis. Further, the average size of our contracts is currently increasing, which results in a corresponding increase in our exposure to the financial risks of fixed price contracts. We assume greater financial risk on fixed-price contracts than on time and materials engagements. We have only a limited history in estimating our costs for our engagements, particularly for larger projects. We have had to commit unanticipated resources to complete certain projects, resulting in lower gross margins on certain contracts. We may experience similar situations in the future. In addition, we typically assume the fixed-price contracts of the companies we acquire. If we fail to estimate accurately the resources and time required for an engagement, to manage client expectations effectively or to complete fixed-price engagements within our budget, on time and to our clients' satisfaction, we would be exposed to cost overruns, potentially leading to losses on these engagements.

     In addition, we recognize revenues from fixed-fee contracts based on our estimate of the percentage of each project completed in a reporting period. To the extent our estimates are inaccurate, the revenues and operating profits, if any, we report for periods during which we are working on a project may not accurately reflect the final results of the project and we would be required to make adjustments to such estimates in a subsequent period.

     Our clients generally retain us on a project by project basis, rather than under long-term contracts. As a result, a client may or may not engage us for further services once a project is completed. Establishment and development of relationships with additional companies and other corporate users of information technology is an important component of profitability. The absence of long-term contracts and the need for new clients create an uncertain revenue stream. There is no assurance that we will be able to add new major clients or to secure new engagements with existing clients. In addition, certain of our existing clients may unilaterally reduce the scope of, or terminate, existing projects. There is no assurance that we will be able to maintain our business relationship or avoid a material reduction in the use of our services by any of our significant existing clients.

EXPENSES

  Operating Expenses

     Operating expenses increased to $ 9.5 million for the year ended
December 31, 1998 from $2.8 million in fiscal 1997. The majority of the increase is related to the significant increase in personnel as a result of the expansion and scaling of the business, as the number of personnel more than tripled and the Company went from one location in 1997 to five in 1998. These operating expenses include both direct costs related to revenues as well as general and administrative expenses related to Internet professional services. Included in these expenses are costs related to the Company's significant investment of time and resources into: (i) the organizational restructuring and reengineering of the Company; (ii) building the systems infrastructure both in terms of systems (Web site, Intranet redesign, scaling of network) and personnel; and (iii) the integration of I/O 360 and Digital Facades into the Rare Medium functional and organizational structure. The expenses associated with these activities represent an investment in the operating infrastructure of the Company, which are not only necessary to support the anticipated future growth of the Company, but are also part of the Company's plan to build a national presence in the Internet professional services business and be competitive in our service offerings to current and potential clients. The Company anticipates that operating expenses will continue to increase in absolute dollars as the Company continues to build its infrastructure to support its expected growth from both internal sources and through acquisitions.

  Corporate General and Administrative Expenses

     Corporate general and administrative expenses for the year ended
December 31, 1997 of $2.0 million represent expenses not associated with the Web services business of Rare Medium and were related primarily to legal, accounting, public relations and other administrative expenses including salaries and corporate overhead of the Company in support of its then existing businesses. For the year ended December 31, 1998, corporate general and administrative expenses were $2.0 million and included professional fees for legal and accounting services and salaries and corporate overhead for the Company prior to the acquisition of Rare Medium in April, 1998 and for some of the costs associated with transitioning the Company to its new business.

  Depreciation and Amortization Expenses

     Depreciation and amortization expenses for the fiscal year ended
December 31, 1998 increased to $12.6 million from $0.1 million for the year ended December 31, 1997. The increase of $12.5 million is due to the amortization of goodwill related to the acquisitions during 1998 of Rare Medium, I/O 360 and DigitalFacades, with $11.4 million related to the Rare Medium acquisition in April, 1998. The goodwill relating to the acquisitions is being amortized over a three-year period.

  Loss from Operations

     The loss from operations was $18.4 million for the year ended December 31, 1998 as compared to a loss of $5.6 million for the previous fiscal year. The most significant reason for the increased loss was the amortization expense in 1998 in addition to the increased operating expenses. The loss for 1997 includes $4.6 million in non-cash charges for stock-based compensation of which $4.1 million relates to warrants granted to an officer of Rare Medium. Excluding these non-cash charges, the loss from operations for 1997 would have been $1.0 million.

  Net Income

     The net loss for the year ended December 31,1998 was $0.8 million. The major differences between the loss from operations and the net loss is a $24.8 million gain on the restructuring of the Company's joint venture partnership with the Englehard Corporation, the Englehard/ICC partnership and it was partially offset by the loss related to discontinued operations of $4.7 million. For the year ended December 31, 1997, the Company had a net loss of $17.1 million, which included a loss of $12.0 million from the equity in the loss of the Engelhard/ICC joint venture.

  Liquidity and Capital Resources

     The Company had $0.9 million in cash and cash equivalents at December 31, 1998, as compared with $1.3 million at December 31, 1997.

     On December 31, 1998, in connection with certain Exchange Agreements between the Company and certain of the holders of the Rare Medium Note, the Company issued an aggregate of 2,951,814 shares of common stock of the Company to such Note holders in exchange for their beneficial interest in approximately $11.8 million of the original principal amount of the Rare Medium Note and accrued and unpaid interest thereunder through December 31, 1998. As a result, the original Note has a remaining principal balance of $ 10.4 million, payable one half on April 15, 2000 and the balance on April 15, 2001, with interest accruing at prime and payable semi-annually each April 1 and October 1.

     In January 1999, the Company raised $3.5 million in a private placement of 8% Convertible Debentures and Warrants with Capital Ventures International. Upon timely satisfaction of the conditions to closing for a second tranche on or before May 28, 1999, the Company would receive $2.5 million for the placement of additional 8% Convertible Debentures and Warrants.

     In order to fund the Company's capital requirements and to satisfy its remaining debt obligations to the former stockholders of Rare Medium, Inc., the Company will need to sell additional equity or debt securities or seek credit facilities within six to twelve months. As of the date hereof, the Company has not entered into any agreements or commitments to sell additional equity or debt securities or to obtain a credit facility for such purposes. Sales of additional equity or convertible debt securities would result in additional dilution to the Company's stockholders. The Company may need to raise additional funds sooner in order to support more rapid expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. The Company's future liquidity and capital requirements will depend upon numerous factors, including the success of the Company's existing and new service offerings and competing technological and market developments. There is no guaranty that such funding will be available, or available under terms acceptable to the Company. If the Company requires and is unable to obtain such funding, there would be a material adverse effect on the Company's business, results of operations and financial condition.

     Since our common stock has continued to trade at or below $5.00 per share during recent months and the Company does not have net tangible assets of at least $4 million, we received notice from Nasdaq that we must take steps to come into compliance with the Nasdaq National Market listing standards or our common stock will be delisted from the Nasdaq National Market. A hearing with Nasdaq was held on February 4, 1999. We have proposed a plan to Nasdaq which we believe should enable us to remain listed on the Nasdaq National Market if accepted by Nasdaq. In the event we are unable to maintain our listing on the Nasdaq National Market, we currently meet the listing standards for, and would seek to apply for, listing on the Nasdaq SmallCap Market. There can be no assurance, however, that such an application would be approved. In the event we were unable to list the Company's common stock on the Nasdaq SmallCap Market or any other exchange at such time, there would be no established trading market for the Company's common stock except as may be established in the National Association of Securities Dealers Inc.'s OTC Bulletin Board Service or in the "pink sheets," which would have a material adverse effect on the liquidity and market price of the Company's common stock.

  Market Risk Exposure

     The financial position of the Company is subject to market risk associated with interest rate movements on outstanding debt. The Company has debt obligations with both fixed and variable terms. The carrying value of the Company's variable rate debt obligations approximates fair value as the market rate is based on prime. A 10 percent increase in the underlying interest rates would result in an increase of interest expense of approximately $95,000.

  Year 2000

     Our Systems May Not Be Year 2000 Compliant. The "Year 2000 Issue" refers to the problem of many computer programs using the last two digits to represent a year rather than four digits (i.e., "99" for 1999). Some of our computer programs and those of our vendors, clients and content partners may have date-sensitive software that may not operate properly when dealing with years past 1999, which is when "00" will represent the year 2000. To the extent that this situation exists, there is a potential for computer system failure or miscalculations, which could cause a disruption of operation of that program. The problem is not limited to computer software, since some equipment may have date-sensitive processors that may not be able to properly use dates after the year 1999.

     We have appointed a Year 2000 Task Force to perform an audit to assess the scope of our risks and bring our computer and our applications into compliance. This Task Force is currently in the process of completing its identification of applications that are not Year 2000 compliant. In addition, we have been discussing with our vendors, clients and content partners their progress in identifying and addressing problems that their computer systems may face in correctly processing date information related to the Year 2000. Moreover, clients increasingly require that we warrant that the applications we create are year 2000 compliant. Should they prove not to be, it could have a material adverse effect on our business.

     Based on this task force work to date, we believe that most of our applications are Year 2000 compliant, and that expenditures to correct any deficiencies not yet identified will not be significant. In addition, the Company is in the process of developing a contingency plan to address any significant deficiencies in the event that they are identified. There can be no assurance, however, that any or all of the Company's or third party systems, including those of our clients, are or will be Year 2000 compliant or that the costs required to address the Year 2000 issue or the impact of a failure to achieve substantial Year 2000 compliance will not have a material adverse effect on our business.

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

     The following discussion relating to the results of operations of the Company and its former joint venture partnership, Engelhand/ICC (the "Partnership") for the year ended December 31, 1997 compared with the year ended December 31, 1996 pertains to the operations of the desicant air conditioning business which the Company disposed of in October 1998 and is identical to the corresponding section appearing under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended on Form 10-K/A. The Company does not believe that this discussion is relevant to an understanding of the Company's current business.

     The Partnership's revenue for the year ended December 31, 1997 increased $1,734,403 to $12,239,012 from $10,504,609 for the year ended December 31, 1996.
This increase in revenues is due primarily to increased substrate sales and equipment sales. Sales of substrate from the Miami plant to Hexcel pursuant to a supply agreement increased 35% to approximately $5.8 million in 1997 from $4.3 million in 1996. Equipment sales increased 4% to approximately $6.3 million in 1997 compared to approximately $6.1 million in 1996. The Partnership's gross loss for the year ended December 31, 1997 increased $1,949,920 to $5,221,770 from $3,271,850 for the year ended December 31, 1996. The increase in gross loss is due primarily to increased provisions for inventory obsolescence and warranty costs. The provision for inventory obsolescence increased by approximately $1,300,000 to cover primarily slow moving components related to older desiccant unit versions. The Partnership incurred warranty costs of $2.2 million in 1997 related primarily to premature component failures and odor issues which the Company believes it has rectified through design changes, system operation modifications and quality control improvements. Premature component failures related primarily to failures of certain castor wheels upon which the desiccant or heat exchange wheels rotate. In certain installations the desiccant wheel adsorbed not only moisture but compounds in the air that produced odors. Through modifications to the operation of the system cycles, addition of dampers and replacement of contaminated wheels, Fresh Air Solutions believes it can control the odors that are created under certain circumstances. The Company believes that Fresh Air Solutions has adequately provided for existing and potential future warranty claims.

     The Partnership's active humidity climate control systems are an emerging technology and have been subject to numerous improvements and modifications. Sales volumes have been lower than the capacity to produce and revenues have not been sufficient to cover fixed and variable costs of production.

     As a result of the Partnership Restructuring, Fresh Air Solutions' will not receive any revenues from ongoing substrate sales, as that business was retained by Engelhard HexCore.

     The Partnership's operating expenses increased $2,141,015 to $11,021,859 for the year ended December 31, 1997 compared to $8,880,844 for the year ended December 31, 1996, due to higher marketing, engineering and general and administrative costs which more than offset reduced research and development costs. General and administrative costs increased approximately $733,000 due to increased depreciation and amortization of approximately $275,000 and an increase in the bad debt provision of approximately $403,000. Marketing expenses increased approximately $541,000 as a result of increased marketing efforts and increased sales and marketing personnel. Engineering costs increased approximately $1,020,000 due to increased engineering staff costs of approximately $461,000 and increased engineering consulting services of approximately $465,000. The loss from operations for the year ended
December 31,1997 increased $4,090,935 to $16,243,629 compared to $12,152,694 for the year ended December 31, 1996.

     The Partnership's net loss increased $4,134,697 to $16,724,361 for the year ended December 31, 1997 from $12,589,664 for the year ended December 31, 1996 due to the increase in the loss from operations of $4,090,935 discussed above and reduced interest income.

     The Company realized a decrease in interest and other income of $195,541 to $492,870 for the year ended December 31, 1997 as compared to $688,411 for the year ended December 31, 1996, which was primarily attributable to a decrease in the average balance of cash and cash equivalents. The Company's increase in its equity interest in the net loss of the Partnership increased $5,690,529 to $11,985,361 for the year ended December 31, 1997 as compared to $6,294,832 for the year ended December 31, 1996 which was due to the increased Partnership loss and the increased share of the loss recognized by the Company as a result of a limit placed on the loss recognized by Engelhard of approximately $4,700,000 in connection with Master Agreement governing the Restructuring. The Company's general and administrative expenses increased $446,000 to $1,991,594 for the year ended December 31, 1997 compared to $1,545,594 for the same period in 1996 primarily the result of an increase in professional and consulting fees.

     The Company's net loss for the year ended December 31, 1997 increased $6,329,476 to $13,484,085 from $7,154,609 for the same period in 1996. Net loss per share of Common Stock increased $.28 to $.63 for the year ended
December 31, 1997 from $.35 for the same period in 1996 primarily the result of the increased loss of the Partnership and the increased share of the Partnership loss recognized by the Company in connection with the Master Agreement governing the Restructuring.

     The backlog of purchase orders as of March 25, 1998 is approximately
$2 million which is approximately $1 million less than the comparable period in 1997. The decrease in backlog is primarily attributable to a significant decline in orders from the Asia-Pacific market and to customer concerns over component failures and odor issues. The decline in the Asia-Pacific market activity is largely attributable to the Asian-Pacific economies experiencing lower economic growth than had been previously enjoyed resulting in declines in many of the Asia-Pacific currencies in comparison to the US dollar. Continued weakness in Asian-Pacific currencies could adversely impact Asian-Pacific market activities.

     In connection with the Restructuring, Engelhard HexCore and Fresh Air Solutions entered into the Rotor Supply Agreement whereby Engelhard HexCore will supply Fresh Air Solutions with its heat-exchange and desiccant rotor requirements. Fresh Air Solutions is obligated to purchase its rotor requirements from Engelhard HexCore. All rotors will be purchased at prices which are lower than the best price Engelhard HexCore offers to other customers. The term of the rotor supply agreement is fifteen years. Under the Rotor Supply Agreement, Engelhard HexCore will sell all desiccant and heat-exchange rotors to Fresh Air Solutions at prices which are lower than it will sell rotors to others ("Favorable Wheel Prices"). Moreover, during the first two years under the Rotor Supply Agreement, Engelhard HexCore has agreed to sell such rotors at prices which are lower than the Favorable Wheel Prices. Although Fresh Air Solutions will receive preferential pricing for such purchases, it is required to purchase rotors that will cover approximately $600,000 in costs annually. Initially the Company believes that rotor costs will be obtained at prices higher than had been obtained when rotors were transferred intra-partnership at cost prior to the Restructuring of the Partnership; however, the Company believes as the demand for rotors increase and as Engelhard HexCore begins to sell to other end users, the price of rotors will decline.

     ICC, through Fresh Air Solutions continued to have the right to use the technology covered by the patents and the proprietary desiccant system design in conducting the business of Fresh Air Solutions and expected to derive benefit from the ETS(Trademark) and small-cell, honeycomb substrate material used to make the Engelhard HexCore rotors through the purchase of rotors under the Rotor Supply Agreement; however, Fresh Air Solutions no longer had or shared in the exclusive right to any such technology. Moreover, Engelhard, through Engelhard HexCore received the right to use and, except with respect to Hexcel, the successor corporation to the former owner of the Partnership's Miami Plant, sublicense others to use, such technology through its rights under the Box Technology License and ownership of the patented ETS(TM) and the Hexcel license. Fresh Air Solutions retained exclusive rights to sell its systems to standalone supermarkets, ice rinks, and pachinko halls in North America, Japan and Korea for a seven year period provided that Fresh Air Solutions meet certain agreed to performance targets for sales to these markets.

     The independent accountants' report on the audit of the Company's 1997 financial statements includes an explanatory paragraph regarding substantial doubt about the Company's ability to continue as a going concern. The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred cumulative losses since inception amounting to approximately $54 million through December 31, 1997. In order to continue operations, the Company has had to raise additional capital to offset cash consumed in operations and support of the Partnership. The Company's continuation as a going concern is dependent upon its ability to: (i) generate sufficient cash flows to meet its obligations on a timely basis; (ii) obtain additional financing or refinancing as may be required; and (iii) ultimately, attain profitable operations and positive cash flow from its operations and its investment in Fresh Air Solutions.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     On April 15, 1998, pursuant to the terms of a Merger Agreement and Plan of Reorganization, the Company acquired by merger Rare Medium, Inc., a privately held New York corporation, which is an Internet professional services company engaged in the design, delivery and implementation of Internet site applications and strategies, primarily to large and medium sized businesses, including global 2000 companies, with its principal offices located in New York City. On
August 13, 1998, PricewaterhouseCoopers LLP ("PWC"), the Company's principal accountant, was replaced by the Board of Directors of the Company, based upon the Company's moving into this new line of business and moving its operations to New York City. On August 13, 1998, the

Board of Directors of the Company retained KPMG, LLP ("KPMG") to audit its financial statements for the year ended December 31, 1998.

     In compliance with Item 304 of Regulation S-K and as reported in the Company's report on form 8-K dated August 13, 1998, the Company provides the following information:

          1. The Board of Directors of the Company on August 13, 1998 chose KPMG to perform the auditing engagement for the Company.

          2. In their report dated March 20, 1998, PWC expressed an opinion that the December 31, 1997 financial statements were prepared assuming that the Company will continue to exist as a going concern and that the Company incurred losses accumulating to $54,184,410 through December 31, 1997. This factor, among others, raised substantial doubt about the Company's ability to continue as a going concern. Other than the above, the reports of PWC on the Company's financial statements for the Company's last two fiscal years did not in either case contain an adverse opinion or a disclaimer of opinion, nor were either of the same qualified or modified as to uncertainty, audit scope or accounting principles.

          3. The decision to change accountants was approved by the Board of Directors of the Company.

          4. During the Company's two most recent fiscal years and any subsequent interim period to date, there have been no disagreements with PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

          5. None of the events referred to in paragraphs (a)(1)(v)(A) through
     (D) of Item 304 occurred within the Company's two most recent fiscal years or any subsequent interim period.

          6. KPMG was engaged by the Company on August 13, 1998. The Company did not consult KPMG on any of the matters described in Items 304(a)(1)(iv) or 304(a)(1)(v) of Regulation S-K.

          7. The Company is providing PWC with a copy of this report pursuant to the requirements of Item 304(a)(3).

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Rare Medium Group, Inc.:

We have audited the accompanying consolidated balance sheet of Rare Medium Group, Inc. as of December 31, 1998 and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 1997 and for each of the years in the two-year period ended December 31, 1997 were audited by other auditors whose report, dated March 20, 1998, on those statements included an explanatory paragraph that states that the Company has incurred losses accumulating to $54,184,410 through December 31, 1997, which raises substantial doubt of their ability to continue as a going concern.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rare Medium Group, Inc. as of December 31, 1998 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Rare Medium Group, Inc. will continue as a going concern. As discussed in
Note 1 to the consolidated financial statements, the Company has suffered net losses and losses from continuing operations, has a working capital deficiency and has incurred accumulated losses through December 31, 1998. These factors, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          KPMG LLP

New York, New York
March 29, 1999

                             RARE MEDIUM GROUP, INC

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1997

                                                                                         1998           1997
                                                                                      -----------    -----------
                                      ASSETS
Current assets:
  Cash and cash equivalents........................................................   $   917,978    $ 1,257,483
  Accounts receivable, net.........................................................     1,184,182             --
  Unbilled receivables.............................................................       251,718             --
  Advertising credits..............................................................       298,083             --
  Prepaid expenses and other current assets........................................       145,443        406,558
                                                                                      -----------    -----------
       Total current assets........................................................     2,797,404      1,664,041

Property and equipment, net........................................................     1,918,273          7,615
Goodwill, net of accumulated amortization of $12,234,602...........................    39,899,170             --
Notes receivable, net..............................................................            --        350,000
Restricted cash equivalents........................................................            --      2,500,000
Other assets.......................................................................       128,275             --
                                                                                      -----------    -----------
       Total assets................................................................   $44,743,122    $ 4,521,656
                                                                                      -----------    -----------
                                                                                      -----------    -----------

                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.................................................................   $ 1,634,889    $    97,989
  Accrued liabilities..............................................................     1,557,364        183,515
  Deferred revenue.................................................................       308,898             --
  Taxes payable....................................................................       355,000             --
  Notes payable--other.............................................................        79,525             --
  Note payable--affiliate..........................................................        50,000             --
                                                                                      -----------    -----------
       Total current liabilities...................................................     3,985,676        281,504

Notes payable--related parties.....................................................    10,591,526             --
Notes payable--other...............................................................       235,145             --
Deferred rent......................................................................       109,065             --
Loss in excess of investment balance...............................................            --      7,302,358
                                                                                      -----------    -----------
       Total liabilities...........................................................    14,921,412      7,583,862
                                                                                      -----------    -----------
Commitments and contingencies

Stockholders' equity (deficit):
  Preferred stock, Authorized 9,510 shares; no shares issued and outstanding.......            --             --
  Common stock, $.01 par value. Authorized 50,000,000 shares; issued and
     outstanding 30,696,828 shares in 1998 and 21,519,998 shares in 1997...........       306,968        215,200
  Additional paid-in capital.......................................................    84,720,304     51,308,904
  Note receivable from shareholder.................................................      (230,467)      (230,467)
  Accumulated deficit..............................................................   (54,803,665)   (54,184,413)
  Less: Treasury stock, 66,227 shares in 1998 and 1997, at cost....................      (171,430)      (171,430)
                                                                                      -----------    -----------
       Total stockholders' equity (deficit)........................................    29,821,710     (3,062,206)
                                                                                      -----------    -----------
          Total liabilities and stockholders' equity...............................   $44,743,122    $ 4,521,656
                                                                                      -----------    -----------
                                                                                      -----------    -----------

           See accompany notes to consolidated financial statements.

                            RARE MEDIUM GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                          1998            1997           1996
                                                                      ------------    ------------    -----------
Revenues...........................................................   $  4,688,120    $         --    $        --
                                                                      ------------    ------------    -----------
Expenses:
  Operating expenses...............................................      6,590,061              --             --
  General and administrative.......................................      3,590,194       1,991,594      1,545,594
  Depreciation and amortization....................................     12,584,177              --             --
                                                                      ------------    ------------    -----------
       Total expenses..............................................     22,764,432       1,991,594      1,545,594
                                                                      ------------    ------------    -----------
Loss from operations...............................................    (18,076,312)     (1,991,594)    (1,545,594)
                                                                      ------------    ------------    -----------
Interest (expense) income, net.....................................     (1,278,507)        492,870        685,817
                                                                      ------------    ------------    -----------
Loss before taxes and discontinued operation.......................    (19,354,819)     (1,498,724)      (859,777)
  Income tax expense...............................................        355,487              --             --
                                                                      ------------    ------------    -----------
       Loss before discontinued operation..........................    (19,710,306)     (1,498,724)      (859,777)
                                                                      ------------    ------------    -----------
Discontinued operation:
  Loss from discontinued operation.................................     (4,538,128)    (11,985,361)    (6,294,832)
  Gain on restructuring of Engelhard...............................     24,256,769              --             --
  Loss on sale of FAS..............................................       (627,587)             --             --
                                                                      ------------    ------------    -----------
       Income (loss) from discontinued operation...................     19,091,054     (11,985,361)    (6,294,832)
                                                                      ------------    ------------    -----------
Net loss...........................................................       (619,252)    (13,484,085)    (7,154,609)
  Cumulative preferred stock dividend..............................             --              --        (49,655)
                                                                      ------------    ------------    -----------
Net loss attributable to common stockholders.......................   $   (619,252)   $(13,484,085)   $(7,204,264)
                                                                      ------------    ------------    -----------
                                                                      ------------    ------------    -----------
Basic and diluted earnings (loss) per share:
  Continuing operations............................................   $      (0.78)   $      (0.07)   $     (0.04)
  Discontinued operation...........................................           0.76           (0.56)         (0.31)
                                                                      ------------    ------------    -----------
Net loss per share.................................................   $      (0.02)   $      (0.63)   $     (0.35)
                                                                      ------------    ------------    -----------
                                                                      ------------    ------------    -----------
Basic weighted average common shares outstanding...................     25,282,002      21,339,635     20,332,952
                                                                      ------------    ------------    -----------
                                                                      ------------    ------------    -----------

          See accompanying notes to consolidated financial statements.

                            RARE MEDIUM GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                          1998            1997           1996
                                                                      ------------    ------------    -----------
Cash flows from operating activities:
  Net loss.........................................................   $   (619,252)   $(13,484,085)   $(7,154,609)
  Adjustments to reconcile net loss to net cash used in operating activities:
     Gain of restructuring of Engelhard............................    (24,256,769)             --             --
     Depreciation and amortization.................................     12,584,177           3,927          1,590
     Equity interest in net loss of Engelhard/ICC..................        133,450      11,985,361      6,294,832
     Common stock and stock options issued for services rendered...        589,914          52,381         12,500
     Loss on disposition of FAS....................................        627,587              --             --
     Interest expense paid in notes and stock......................      1,140,413              --             --
     (Increase) decrease in:
       Receivables.................................................        422,567              --        189,640
       Prepaid expenses and other..................................        277,142        (298,397)       172,349
     Increase (decrease) in:
       Accounts payable and accrued liabilities....................        757,693         194,030       (227,977)
       Taxes payable                                                       362,745              --             --
       Other liabilities...........................................       (702,625)             --             --
                                                                      ------------    ------------    -----------
       Net cash used in operating activities.......................     (8,682,958)     (1,546,783)      (711,675)
                                                                      ------------    ------------    -----------
Cash flows from investing activities:
  Acquisitions, net of cash acquired...............................    (10,591,856)             --             --
  Cash received in connection with restructuring
     of Engelhard/ICC..............................................     18,864,003              --             --
  Capital contributions to Engelhard/ICC...........................             --      (6,775,000)    (7,000,000)
  Issuance of note receivable......................................             --        (350,000)            --
  Net cash received in connection with sale of
     majority interest in FAS......................................        973,173              --             --
  Purchases of property and equipment, net.........................       (912,239)         (9,500)            --
                                                                      ------------    ------------    -----------
       Net cash provided by (used in) investing activities.........      8,333,081      (7,134,950)    (7,000,000)
                                                                      ------------    ------------    -----------
Cash flows from financing activities:
  Proceeds from issuance of common stock and
     warrants, net.................................................        118,385         298,102     17,305,194
  Cash redemption of preferred stock...............................             --              --       (981,270)
  Repayment of borrowings..........................................       (108,013)             --             --
  Cash dividend on preferred stock.................................             --              --       (394,610)
  Repayments of borrowings from stockholders.......................             --              --       (150,000)
                                                                      ------------    ------------    -----------
       Net cash (used in) provided by financing activities.........         10,372         298,102     15,779,314
                                                                      ------------    ------------    -----------
Net increase (decrease) in cash and cash equivalents...............       (339,505)     (8,383,631)     8,067,639
Cash and cash equivalents, beginning of period.....................      1,257,483       9,641,114      1,573,475
                                                                      ------------    ------------    -----------
Cash and cash equivalents, end of period...........................   $    917,978    $  1,257,483    $ 9,641,114
                                                                      ------------    ------------    -----------
                                                                      ------------    ------------    -----------

          See accompanying notes to consolidated financial statements.

                            RARE MEDIUM GROUP, INC.

      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                                                                           NOTE
                                                                                                         ADDITIONAL     RECEIVABLE
                                                                        PREFERRED    COMMON STOCK          PAID-IN         FROM
                                                                         STOCK       ($.01 PAR VALUE)      CAPITAL       OFFICER
                                                                        ---------    ----------------    -----------    ----------
Balance, January 1, 1996.............................................     $  27          $146,923        $35,104,011    $       --
  Issuance of 2,686,813 shares of common stock through a secondary
    offering, net of offering expenses...............................        --            26,868         16,739,905            --
  Issuance of 3,772,045 shares of common stock through conversion and
    redemption of the outstanding preferred stock....................       (27)           37,720         (1,413,573)           --
  Issuance of 131,300 shares of common stock through exercise of
    stock options....................................................        --             1,313            299,987            --
  Net loss...........................................................        --                --                 --            --
                                                                          -----          --------        -----------    ----------
Balance, December 31, 1996...........................................        --           212,824         50,730,330            --
  Issuance of 237,644 shares of common stock through exercise of
    stock options and warrants.......................................        --             2,376            578,574      (230,467)
  Net loss...........................................................        --                --                 --            --
                                                                          -----          --------        -----------    ----------
Balance, December 31, 1997...........................................        --           215,200         51,308,904      (230,467)
  Issuance of 5,775,003 shares of common stock for acquired
    businesses.......................................................        --            57,753         19,988,244            --
  Issuance of 193,895 shares of common stock for payment of interest
    on Note..........................................................        --             1,939            526,423            --
  Issuance of 2,951,814 shares of common stock for conversion of debt
    and accrued interest.............................................        --            29,518         12,190,988            --
  Issuance of 55,800 shares of common stock through exercise of stock
    options and warrants.............................................        --               558            117,831            --
  Issuance of 200,000 shares of common stock and options for services
    rendered.........................................................        --             2,000            587,914            --
  Net loss...........................................................        --                --                 --            --
                                                                          -----          --------        -----------    ----------
Balance, December 31, 1998...........................................     $  --          $306,968        $84,720,304    $ (230,467)
                                                                          -----          --------        -----------    ----------
                                                                          -----          --------        -----------    ----------


                                                                                       TREASURY         TOTAL
                                                                       ACCUMULATED       STOCK      STOCKHOLDERS'
                                                                         DEFICIT        AT COST     EQUITY (DEFICIT)
                                                                       ------------    ---------    ----------------
Balance, January 1, 1996.............................................  $(33,545,719)   $(171,430)     $  1,533,812
  Issuance of 2,686,813 shares of common stock through a secondary
    offering, net of offering expenses...............................            --           --        16,766,773
  Issuance of 3,772,045 shares of common stock through conversion and
    redemption of the outstanding preferred stock....................            --           --        (1,375,880)
  Issuance of 131,300 shares of common stock through exercise of
    stock options....................................................            --           --           301,300
  Net loss...........................................................    (7,154,609)          --        (7,154,609)
                                                                       ------------    ---------      ------------
Balance, December 31, 1996...........................................   (40,700,328)    (171,430)       10,071,396
  Issuance of 237,644 shares of common stock through exercise of
    stock options and warrants.......................................            --           --           350,483
  Net loss...........................................................   (13,484,085)          --       (13,484,085)
                                                                       ------------    ---------      ------------
Balance, December 31, 1997...........................................   (54,184,413)    (171,430)       (3,062,206)
  Issuance of 5,775,003 shares of common stock for acquired
    businesses.......................................................            --           --        20,045,997
  Issuance of 193,895 shares of common stock for payment of interest
    on Note..........................................................            --           --           528,362
  Issuance of 2,951,814 shares of common stock for conversion of debt
    and accrued interest.............................................            --           --        12,220,506
  Issuance of 55,800 shares of common stock through exercise of stock
    options and warrants.............................................            --           --           118,389
  Issuance of 200,000 shares of common stock and options for services
    rendered.........................................................            --           --           589,914
  Net loss...........................................................      (619,252)          --          (619,252)
                                                                       ------------    ---------      ------------
Balance, December 31, 1998...........................................  $(54,803,665)   $(171,430)     $ 29,821,710
                                                                       ------------    ---------      ------------
                                                                       ------------    ---------      ------------

          See accompanying notes to consolidated financial statements.

                             RARE MEDIUM GROUP, INC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  (a) Description of Business

     Rare Medium Group, Inc. (the "Company"), formerly known as ICC Technologies, Inc. ("ICC"), through a series of transactions, has restructured its operations to focus on the business of providing Internet professional services to large and medium size businesses. This was accomplished by restructuring its Engelhard/ICC Partnership, purchasing the Internet-related businesses of Rare Medium, Inc. ("Rare Medium"), I/O 360, Inc. and DigitalFacades Corporation; and disposing of Fresh Air Solutions (see Note 2). Historically the Company had been engaged in the design, development, manufacture and marketing of climate control systems.

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Revenues have been insufficient to cover costs of operations for the year ended December 31, 1998 primarily as a result of the Company's increase in headcount, investment in infrastructure and acquisitions. The Company has a working capital deficiency and has incurred cumulative losses since inception of $54,803,665 through December 31, 1998 and $54,184,410 through December 31, 1987 substantially all related to the air conditioning business. The Company's continuation as a going concern is dependent on its ability to ultimately attain profitable operations and positive cash flows from operations. Company management believes that the additional financing together with improved operating cash flows in the future will enable the Company to continue to exist through the next year. The accompanying financial statements do not include any adjustments that may result from the Company's inability to continue as a going concern.

     During 1997 and 1996, the consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, ICC Desiccant Technologies, Inc. ICC Desiccant Technologies, Inc. owned the Company's 50% interest in Engelhard/ICC, a Partnership between the Company and Engelhard Corporation. Engelhard/ICC, accounted for under the equity method, is included in the consolidated financial statements as discontinued operations. Equity in losses of Engelhard/ICC was $11,985,361 in 1997 and $6,294,832 in 1996.

     All intercompany accounts and transactions are eliminated in consolidation.

  (b) Cash and Cash Equivalents

     The Company considers all highly liquid investments with remaining maturities of three months or less at the time of purchase to be cash equivalents.

  (c) Property and Equipment

     The Company uses the straight-line method of depreciation. The estimated useful lives of property and equipment are as follows:

                                                            YEARS
                                                           --------

Equipment...............................................    3 to 5

Furniture and fixtures..................................    5 to 7

     Leasehold improvements are amortized on a straight-line basis over the term of the lease or the estimated useful life of the improvement, whichever is shorter.

  (d) Goodwill

     Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over three years. The Company periodically assesses the recoverability of the cost of its goodwill based upon estimated future profitability of the related operating entities. The agreements pursuant to

                             RARE MEDIUM GROUP, INC

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES--(CONTINUED)

which the Company acquired certain companies (see Note 2) include provisions that could require the Company to issue additional shares if the acquired company meets certain performance targets. The value of any such shares issued will be added to the goodwill related to such acquisition and amortized over the remainder of that goodwill's useful life.

     Long-lived assets and certain identifiable intangibles, including goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (e) Advertising Credits

     The Company has advertising credits that are to be used in the purchase of advertising time or space in the United States. These trade credits will be expensed as utilized.

  (f) Revenue Recognition

     Revenues from the design and development of Internet Web sites, interactive and traditional marketing services are recognized using the percentage-of-completion method. Unbilled receivables represent time and costs incurred on projects in progress in excess of amounts billed, and are recorded as assets. Deferred revenue represent amounts billed in excess of costs incurred, and are recorded as liabilities. To the extent costs incurred and anticipated costs to complete projects in progress exceed anticipated billings, a loss is recognized in the period such determination is made for the excess.

  (g) Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (h) Stock Option Plans

     The Company accounts for its stock option plan in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123 which allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method, as defined in SFAS No. 123, had been applied. The Company has elected to apply the provisions of APB No. 25 and provide the pro forma disclosure required by SFAS No. 123. See Note 7.

  (i) Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                             RARE MEDIUM GROUP, INC

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES--(CONTINUED)

  (j) Net Loss Per Share

     Basic earnings per share ("EPS") is computed by dividing income or loss plus preferred dividends by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities into common stock. Cumulative dividends on preferred stock of $49,655 in 1996 were added to the net loss to determine the net loss attributable to common stockholders.

     Net loss and weighted average shares outstanding used for computing diluted loss per common share were the same as that used for computing basic loss per common share for each of the years ended December 31, 1998, 1997 and 1996.

     For the purposes of computing EPS from continuing operations, the Company had potentially dilutive common stock equivalents of 909,321, 1,211,588 and 2,002,305, for the years ended December 31, 1998, 1997, and 1996, respectively, made up of stock options and common stock purchase warrants. These common stock equivalents were not included in the computation of earnings per common share because they were antidilutive on continuing operations for the periods presented.

  (k) Fair Value of Financial Instruments

     The fair value of cash and cash equivalents, accounts receivables, accounts and notes payable, and short-term debt approximate book value. The fair value of long-term notes payable approximates market value based on the recent exchange offering completed in December 1998 (see Note 6).

  (l) Concentration of Credit Risk, Major Customers and Geographic Information

     Financial instruments which potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivables. Cash and cash equivalents consist of deposits and money market funds placed with various high credit quality financial institutions.

     Concentrations of credit risk with respect to receivables is limited due to the geographically diverse customer base. The Company routinely assesses the financial strength of its customers and does not require collateral or other security to support customer receivables. Credit losses are provided for in the consolidated financial statements in the form of an allowance for doubtful accounts.

     The Company generates revenue principally from customers located in North America, many of which are large multi-national organizations. Two customers each separately accounted for approximately 10% of Internet related revenues in 1998, one of which represents approximately 10% of the receivables as of December 31, 1998.

  (m) Recently Issued Accounting Standards

     In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring recognition of those instruments as assets and liabilities and to measure them at fair value. SFAS 133 will be effective for the Company in 2000. The Company's management has not completed its analysis of the impact, however, currently does not expect the impact to be material.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance for determining whether computer software qualifies as internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then

                             RARE MEDIUM GROUP, INC

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES--(CONTINUED)

subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company has not yet determined the impact, if any, of adopting SOP 98-1, which will be effective for the Company's year ending December 31, 1999.

  (n) Segment Accounting

     All of the of the Company's continuing operations are in one business segment, which is that of providing Internet professional services to large and medium size businesses, and are all located in the United States.

(2) BUSINESS TRANSACTIONS

  (a) Acquisition of Rare Medium

     In April 1998, the Company acquired all of the issued and outstanding shares of capital stock of Rare Medium, Inc., ("Rare Medium") which provides Internet professional services. As consideration for the purchase of Rare Medium, the Company issued 4,269,000 shares of Common Stock valued at $14,045,997, paid $10,000,000 in cash and issued a secured promissory note in the principal amount of $22,200,000 (see Note 5). In the event that on the first anniversary of the transaction the shares issued have a value of less than $3.00 per share, the Company shall issue additional Notes valued at the difference between $3.00 per share and the actual value of the shares. The Company has accounted for this transaction under the purchase method of accounting. The aggregate purchase price, including acquisition costs, exceeded the fair value of Rare Medium's net assets by $45,743,000. This amount has been allocated to Goodwill and is being amortized using the straight line method over three years. Included in the accompanying statement of operations are the results of Rare Medium since the date of acquisition.

  (b) Acquisition of I/O 360

     In August 1998, the Company acquired all of the issued and outstanding shares of capital stock of I/O 360, which provides Internet professional services. As consideration for the purchase of I/O 360, the Company issued 786,559 shares of Common Stock valued at $3,000,000. In the event on the first anniversary of the transaction the shares issued have an aggregate value of less than $3,000,000, the Company shall issue additional shares valued at the difference between $3,000,000 and the actual value of the shares. The Company has accounted for this transaction under the purchase method of accounting. The aggregate purchase price, including acquisition costs, exceeded the fair value of I/O 360's net assets by $3,194,000. This amount has been allocated to Goodwill and is being amortized using the straight line method over three years. Included in the accompanying statement of operations are the results of I/O 360 since the date of acquisition.

  (c) Acquisition of DigitalFacades

     In August 1998, the Company acquired all of the issued and outstanding shares of capital stock of DigitalFacades, which provides Internet professional services. As consideration for the purchase of DigitalFacades, the Company issued 719,144 shares of Common Stock valued at $3,000,000. In the event on the first anniversary of the transaction the shares issued have an aggregate value of less than $3,000,000, the Company shall issue additional shares valued at the difference between $3,000,000 and the actual value of the shares. The Company has accounted for this transaction under the purchase method of accounting. The aggregate purchase price, including acquisition costs, exceeded the fair value of DigitalFacades's net assets by $3,197,000. This amount has been allocated to Goodwill and is being amortized using the straight line method over three years. Included in the accompanying statement of operations are the results of DigitalFacades since the date of acquisition.

                             RARE MEDIUM GROUP, INC

(2) BUSINESS TRANSACTIONS--(CONTINUED)

  (d) Disposal of Engelhard/ICC Partnership and Fresh Air Solutions

     Engelhard/ICC ("E/ICC"), a partnership between ICC and Engelhard Corporation ("Engelhard"), was formed in February 1994 to design, manufacture and sell desiccant climate control systems and desiccant and heat-exchange wheel components. ICC and Engelhard each owned a 50% interest in E/ICC. On
February 27, 1998, ICC and Engelhard effected the restructuring of E/ICC by dividing E/ICC into two separate operating limited partnerships: Fresh Air Solutions L.P. ("FAS") to manufacture and market active climate control systems; and Engelhard Hexcore, L.P. to manufacture and market the heat exchange and desiccant coated wheel components. This transaction included the exchange by ICC and Engelhard of certain of their respective interests in each partnership and the payment by Engelhard to ICC of approximately $18,600,000. After the restructuring, the Company owned 90% of Fresh Air Solutions, L.P. and 20% of Engelhard Hexcore, L.P. and Engelhard owned 80% of Engelhard Hexcore, L.P. and 10% of Fresh Air Solutions, L.P. The Company recognized a gain of $24,256,769 on this transaction, including approximately $7 million relating to the liabilities assumed by the acquiror.

     In October 1998, the Company sold its 1% general partnership and its 56% limited partnership interest in FAS for $1,500,000 of which $1,125,000 was paid in cash and $375,000 by delivery of an unsecured promissory note. The Company incurred a loss of $627,587 on this transaction.

     As of December 31, 1998, the Company has written down its investment including the related note to $0, as a result of the current financial position and recurring losses of FAS. The Company has no future funding responsibilities with respect to FAS and has a 36% passive limited partnership interest with no voting rights, and therefore, is accounting for the remaining investment in FAS under the cost method.

     As a result of these transactions, the Company has recorded the operating results, gain on restructuring, and loss on disposal of FAS as discontinued operations.

     Presented below are summary financial statements for Engelhard/ICC, including a summary balance sheet as of December 31, 1997, and summary statements of operations for the years ended December 31, 1997 and 1996:

                                                                                  DECEMBER 31,
                                                                                      1997
                                                                                  ------------
Total current assets...........................................................   $  5,553,118
Property, plant and equipment, net.............................................      9,496,897
Other assets...................................................................      1,711,595
                                                                                  ------------
Total assets...................................................................   $ 16,761,610
                                                                                  ------------
                                                                                  ------------
Total current liabilities......................................................   $  7,588,151
Long-term debt.................................................................      8,629,128
Partners' capital..............................................................        544,331
                                                                                  ------------
Total liabilities and partners' capital........................................   $ 16,761,610
                                                                                  ------------
                                                                                  ------------

                                                                   YEAR ENDED DECEMBER 31,
                                                                 ----------------------------
                                                                     1997            1996
                                                                 ------------    ------------
Revenue.......................................................   $ 12,239,012    $ 10,504,609
Expenses......................................................     28,963,373      23,094,273
                                                                 ------------    ------------
Net loss......................................................   $(16,724,361)   $(12,589,664)
                                                                 ------------    ------------
                                                                 ------------    ------------

                             RARE MEDIUM GROUP, INC

(2) BUSINESS TRANSACTIONS--(CONTINUED)

  (e) Escrow Shares

     In connection with the purchases of I/O 360 and DigitalFacades, the former shareholders of I/O 360 and DigitalFacades have agreed to indemnify the Company for any losses resulting from a breach of, among other things, their respective representations, warranties and covenants. To secure the indemnification obligations of the I/O 360 and DigitalFacades stockholders thereunder, 104,874 and 119,857 shares of the Company's common stock delivered to the I/O 360 and DigitalFacades shareholders, respectively, included as part of the Merger Considerations, have been placed in escrow, and the liability of the I/O 360 and DigitalFacades shareholders under such indemnification obligations is expressly limited to the value of such shares held in escrow.

  (f) Pro Formas (unaudited)

     The following unaudited pro forma information is presented as if the Company had completed the acquisitions as January 1, 1997. The pro forma information is not necessarily indicative of what the results of operations would have been had the acquisitions taken place at January 1, 1997, or of the future results of operations.

                                                                     1998            1997
                                                                 ------------    ------------
Revenue.......................................................   $  8,292,394    $  6,642,568
                                                                 ------------    ------------
                                                                 ------------    ------------
Net income (loss) before discontinued operations..............    (25,774,639)    (24,252,664)
Discontinued operations.......................................     19,091,054     (11,985,361)
                                                                 ------------    ------------
Net loss......................................................   $ (6,683,585)   $(36,238,025)
                                                                 ------------    ------------
                                                                 ------------    ------------
Net loss per common share basic and diluted...................   $      (0.24)   $      (1.34)
                                                                 ------------    ------------
                                                                 ------------    ------------

(3) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31:

                                                                           1998        1997
                                                                        ----------    -------
Property and equipment:
  Equipment..........................................................   $1,469,759    $13,766
  Furniture and fixtures.............................................      168,910        956
  Leasehold improvements.............................................      629,179         --
                                                                        ----------    -------
                                                                         2,267,848     14,722
  Less accumulated depreciation and amortization.....................      349,575      7,107
                                                                        ----------    -------
  Property and equipment, net........................................   $1,918,273    $ 7,615
                                                                        ----------    -------
                                                                        ----------    -------

(4) ACCRUED LIABILITIES

     Accrued liabilities consists of the following at December 31:

                                                                          1998         1997
                                                                       ----------    --------
Accrued liabilities:
  Accrued compensation..............................................      474,805          --
  Accrued professional fees.........................................      417,809     114,500
  Accrued interest payable..........................................      273,309          --
  Other liabilities.................................................      391,441      69,015
                                                                       ----------    --------
  Total accrued liabilities.........................................   $1,557,364    $183,515
                                                                       ----------    --------
                                                                       ----------    --------

                             RARE MEDIUM GROUP, INC

(5) DEBT

  (a) Notes Payable--related parties

     In connection with the Company's acquisition of Rare Medium on April 15, 1998, a secured promissory note (the "Note") was issued to the former shareholders of Rare Medium in the original aggregate principal amount of $22,200,000. The principal amount of the Note is payable in two equal annual installments on the second and third anniversary of the date of issuance, interest accrued at the prime rate and is payable semi-annually in the form of cash or shares of the Company's common stock at the election of the Company subject to certain limitations. The first interest payment due on October 1, 1998 has been satisfied by delivery of a combination of common stock of the Company and an unsecured promissory note of Rare Medium (the "Interest Note"). The Note and Interest Note are secured by all of the assets of Rare Medium. In addition, the Company has guaranteed the obligations of Rare Medium under the Note.

     In December 1998, the Company and certain beneficial holders of the Note, Interest Note and accrued interest amounting to $12,220,506 reached an agreement to convert all of their Notes and accrued interest for common stock of the Company for the price of $4.14 per share, the trading price of the Company's common stock at that time.

     Pursuant to certain agreements between the Company and its lenders, the Company is subject to certain limitations on indebtedness. Such limitations could adversely affect the Company's ability to secure debt financing in the future. These limitations include the payment within 5 days of the Note should the Company close a secondary offering or other financing which results in net proceeds to the Company of $50,000,000 or more. Additionally, should the Company close a secondary offering or financing which results in net proceeds which exceeds $20,000,000 but is less that $50,000,000, the Company must make a payment which is equal to 40% of the Note within 5 days.

     Accrued interest, included in accrued expenses, on the remaining notes relating to the interest payment due April 1, 1999, amounted to $230,071 as of December 31, 1998.

  (b) Note payable--affiliate

     As part of the acquisition of DigitalFacades, the Company assumed a promissory note to the former President of DigitalFacades. The total principal and interest due at December 31, 1998 on this note is $50,000. The note was paid on the due date of March 25, 1999.

  (c) Notes payable--other

     As part of the acquisition of DigitalFacades, the Company assumed an installment note payable to Wells Fargo Bank. The note calls for monthly payments of principal and interest with a final due date of Mach 15, 2001 with interest payable at a rate of 12.1%. The total principal and interest due at December 31, 1998 on this note is $26,885.

     In August 1998, the Company issued a promissory note to First Insurance Fund Group as a payment for a Directors and Officers insurance policy. The note calls for monthly payments of principal and interest with a final due date of May 10, 1999 with interest payable at a rate of 6.83%. The total principal and interest due at December 31, 1998 on this note is $50,320.

     Through its wholly owned subsidiaries I/O 360 and DigitalFacades, the Company has bank lines of credit of $445,930. As of December 31, 1998, the Company had drawn down $237,445 of this amount.

                             RARE MEDIUM GROUP, INC

(6) SHAREHOLDERS' EQUITY

  Common Stock Transactions

     In December 1998, the Company issued 2,951,814 shares of common stock to certain beneficial holders of the Note held by the former shareholders of Rare Medium in exchange for the principal amount of the Note and accrued interest. Additionally, 193,895 shares of common stock were issued with respect to the interest payment made in October 1998. The fair value of the common stock was determined based on a value of the average trading price of the Company's common stock at that time.

     In April 1998, the Company issued 4,269,300 shares of common stock as partial consideration for the acquisition of Rare Medium, Inc. In accordance with the Rare Medium Merger Agreement, the fair value of the common stock was determined based on a value of $3.29 per share (the average trading price of the Company's common stock at that time).

     In August 1998, the Company issued 786,559 shares of common stock as consideration for the purchase of I/O 360 in August, 1998. In accordance with the I/O 360 Merger Agreement, the fair value of the common stock was determined based on a value of $3.81 per share (the average trading price of the Company's common stock at that time).

     The Company issued 719,144 shares of common stock as consideration for the purchase of DigitalFacades in August, 1998. In accordance with the DigitalFacades Merger Agreement, the fair value of the common stock was determined based on a value of $4.17 per share (the average trading price of the Company's common stock at that time).

     The Company received proceeds of approximately $238,000 from the exercise of stock options to purchase approximately 125,000 shares of common stock granted under its option plans during 1997. The Company received proceeds of approximately $60,000 from the exercise of warrants to purchase approximately 30,000 shares of common stock during 1997.

     In February 1996, the Company issued 2,500,000 shares in a secondary offering at $7 per share less underwriting discounts and commissions of $.49 per share. Proceeds of $16,275,000 were offset by costs of approximately $750,000 incurred in connection with the offering. In connection with the offering, all outstanding preferred stock was converted into 3,609,696 shares of common stock or redeemed in cash for $981,270. In addition, accrued dividends on the preferred stock amounting to approximately $1,044,000 were declared and paid in cash, except for $649,396 of dividends associated with the Series H preferred stock which were paid in the form of 162,349 shares of common stock in accordance with the original terms of such series. As a result of such conversion and redemption of preferred stock, there are no shares of preferred stock outstanding. In April 1996, the underwriters of the secondary offering exercised their overallotment option and purchased 186,813 of common stock for proceeds of approximately $1.2 million after underwriting discounts and commissions.

     The Company received proceeds of approximately $183,000 from the exercise of stock options to purchase approximately 106,000 shares of common stock granted under its option plans for 1996. The Company received proceeds of approximately $119,000 from the exercise of warrants to purchase approximately 25,000 shares of common stock for 1996.

(7) EMPLOYEE COMPENSATION PLANS

     The Company provides incentive and nonqualified stock option plans for directors, officers, and key employees of the Company and others. The Company had reserved a total of 13,600,000 shares of authorized common stock for issuance under the following plans; the Long Term Incentive Plan, Nonqualified Stock Option Plan and Equity Plan for Director. The number of options to be granted and the option prices are determined by the Compensation Committee of the Board of Directors in accordance with the terms of the plans. Options generally expire five to ten years after the date of grant.

                             RARE MEDIUM GROUP, INC

(7) EMPLOYEE COMPENSATION PLANS--(CONTINUED)

     During 1998, the Board of Directors approved the 1998 Long-Term Incentive Plan, ("Stock Incentive Plan") under which "non-qualified" stock options ("NQSOs") to acquire shares of common stock may be granted to non-employee directors and consultants of the Company, and "incentive" stock options ("ISOs") to acquire shares of common stock may be granted to employees. The Stock Incentive Plan also provides for the grant of stock appreciation rights ("SARs"), shares of restricted stock, deferred stock awards, dividend equivalents, and other stock-based awards to the Company's employees, directors, and consultants.

     The Stock Incentive Plan provides for the issuance of up to a maximum of 8,000,000 shares of common stock and is currently administered by the Compensation Committee of the Board of Directors. Under the Stock Incentive Plan, the option price of any ISO may not be less than the fair market value of a share of common stock on the date on which the option is granted. The option price of an NQSO may be less than the fair market value on the date of the NQSO is granted if the Board of Directors so determines. An ISO may not be granted to a "ten percent stockholder" (as such term is defined in section 422A of the Internal Revenue Code) unless the exercise price is at least 110% of the fair market value of the common stock and the term of the option may not exceed five years from the date of grant. Common stock subject to a restricted stock purchase or a bonus agreement is transferable only as provided in such agreement. The maximum term of each stock option granted to persons other than ten percent stockholders is ten years from the date of grant.

     Under the Nonqualified Stock Option Plan, which provides for the issuance of up to 5,100,000 shares, the option price as determined by the Stock Option Committee may be greater or less than the fair market value of the common stock as of the date of the grant, and the options are generally exerciseable for three to five years subsequent to the grant date.

     The Company also authorized in 1994 the Equity Plan For Directors. The Equity Plan For Directors is a fixed stock option plan whereby vesting is dependent upon the performance of the market price of the Common Stock. Under the Equity Plan For Directors, options may be granted for the purchase of up to 500,000 shares of Common Stock to outside directors. Under the terms of the Equity Plan For Directors, the option price cannot be less than 100% of the fair market value of the Common Stock on the date of the grant.

     The per share weighted average fair value of stock options granted during 1998, 1997 and 1996 was $1.96, $1.38, and $3.64, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions: (1) a risk free interest rate ranging from 4.5% to 5.6% in 1998, 5.4% to 6.5% in 1997, and 5.4% to 7.2% in 1996, (2) an expected life of six years for all years, (3) volatility of approximately 91.5% in 1998, 73.9% in 1997, and 69.7% in 1996 and (4) an annual dividend yield of 0% for all years.

     The Company applies the provisions of APB Opinion No. 25 in accounting for its Stock Incentive Plan and, accordingly no cost has been recognized for its stock options in the financial statements since the exercise price was equal to or greater than the fair market value at the date of grant. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                                       1998          1997
                                                                    ----------    -----------
Net loss:
  As Reported....................................................   $  619,252    $13,484,085
  Pro Forma......................................................   $6,053,743    $13,613,974

Net loss per share:
  As Reported....................................................   $     0.02    $      0.63
  Pro Forma......................................................   $     0.24    $      0.64

     Pro forma net loss reflects only options granted since January 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss

                             RARE MEDIUM GROUP, INC

(7) EMPLOYEE COMPENSATION PLANS--(CONTINUED)

amounts because compensation cost is reflected over the various options' vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

     Stock option activity under the Stock Incentive Plan is shown below:

                                                                     WEIGHTED
                                                                     AVERAGE           NUMBER OF
                                                                    EXERCISE PRICES      SHARES
                                                                    ---------------    ----------
Outstanding at January 1, 1996...................................         3.83          2,923,626
  Granted........................................................         6.23            356,000
  Forfeited......................................................         5.65           (163,000)
  Exercised......................................................         1.72           (106,300)
                                                                                       ----------

Outstanding at December 31, 1996.................................         4.09          3,010,326
  Granted........................................................         3.15            716,998
  Forfeited......................................................         6.58           (248,200)
  Exercised......................................................         2.26           (207,644)
                                                                                       ----------

Outstanding at December 31, 1997.................................         3.81          3,271,480
  Granted........................................................         2.63          6,255,785
  Forfeited......................................................         5.02         (1,669,293)
  Exercised......................................................         2.12            (55,800)
                                                                                       ----------

Outstanding at December 31, 1998.................................         2.61          7,802,172
                                                                                       ----------
                                                                                       ----------

     The following table summarizes weighted-average option price information:

                                         NUMBER                                                NUMBER
                                      OUTSTANDING AT    WEIGHTED           WEIGHTED         EXERCISABLE AT     WEIGHTED
                                      DECEMBER 31,       AVERAGE           AVERAGE          DECEMBER 31,       AVERAGE
RANGE OF EXERCISE PRICES                  1998          REMAINING LIFE    EXERCISE PRICE        1998          EXERCISE PRICE
-----------------------------------   --------------    --------------    --------------    --------------    ---------------
$1.00-$ 2.16.......................      1,054,996           3.82             $ 1.75             884,358           $1.71
$2.25-$ 3.25.......................      5,351,948           6.96               2.41           1,026,527            2.58
$3.63-$ 5.32.......................      1,351,290           6.32               3.91           1,279,672            3.86
$6.88-$10.75.......................         43,938           7.96               8.14              19,964            8.16
                                        ----------           ----             ------          ----------           -----
                                         7,802,172           6.43             $ 2.61           3,210,521           $2.89
                                        ----------           ----             ------          ----------           -----
                                        ----------           ----             ------          ----------           -----

Additionally, at December 31, 1998 there are approximately 1,065,000 warrants outstanding with exercise prices ranging from $2.00-$13.42; 750,000 of these warrants expired or were exercised in January 1999. The balance of these warrants expire in May 1999.

(8) INCOME TAXES

     The difference between the statutory federal income tax rate and the company's effective tax rate for the years ended December 31, 1998, 1997 and 1996 is principally due to the Company incurring net operating losses for which no tax benefit was recorded and in 1998 alternative minimum taxes of $355,000.

     For Federal income tax purposes, the Company has unused net operating loss carryforwards of approximately $31.8 million expiring in 1999 through 2012. The availability of the net operating loss carryforwards to offset income in future years, if any, is limited by Internal Revenue Code Section 382 as a result of certain changes in ownership that have occurred.

                             RARE MEDIUM GROUP, INC

(8) INCOME TAXES--(CONTINUED)

     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows (in thousands):

                                                                         DECEMBER 31
                                                                 ----------------------------
                                                                     1998            1997
                                                                 ------------    ------------
Net operating loss carryforwards..............................   $ 12,099,000    $ 17,928,000
Alternative minimum tax carryforwards.........................        355,000              --
Other assets..................................................         86,000              --
Other accrued expenses........................................        281,000          10,000
                                                                 ------------    ------------
     Total gross deferred tax assets..........................     12,821,000      17,938,000
Less valuation allowance......................................    (12,821,000)    (17,938,000)
                                                                 ------------    ------------
     Net deferred tax assets..................................   $         --    $         --
                                                                 ------------    ------------
                                                                 ------------    ------------

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. During 1998 and 1997, the valuation allowance decreased by $5,117,000 and increased by $5,130,000, respectively.

(9) RELATED PARTY TRANSACTIONS

     The Company received advertising credits of $300,000 in exchange for shares of common stock in the year ended December 31, 1997. The trade credits are to be used in the purchase of advertising time or space in the United States. As of December 31, 1998, $1,917 of these trade credits had been utilized. The remaining $299.083 will be expensed as utilized.

     The Company loaned $230,467 to its then Chairman in July 1997 in connection with exercise of an option to acquire 82,753 shares of Common Stock. The loan was in the form of a full recourse note which matures in five years. Such note bears interest equal to the prime rate, with such rate adjusted to the current prime rate at each anniversary date.

(10) COMMITMENTS AND CONTINGENCIES

  Leases

     The Company has non-cancelable leases, primarily related to its operations in New York and Los Angeles. Future minimum payments, by year and in the aggregate, under operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1998:

YEAR ENDING DECEMBER 31                                          AMOUNT
------------------------------------------------------------   ----------
1999........................................................   $  402,625
2000........................................................      404,635
2001........................................................      415,363
2002........................................................      348,232
2003........................................................      259,158
Thereafter..................................................      950,784
                                                               ----------
     Total minimum lease payments...........................   $2,780,797

     Total rent expense under operating leases amounted to $315,048 for 1998.

                             RARE MEDIUM GROUP, INC

(10) COMMITMENTS AND CONTINGENCIES--(CONTINUED)

  Employment Agreements

     The Company is a party to employment agreement with the Chief Executive Officer of the Company. The agreement term is from April 15, 1998 to April 15, 2003 and calls for a minimum base salary of $250,00 per year with annual increases of his base salary of not less than 4% per year. The minimum salary commitment for this agreement is $1,354,081. Additionally, this officer is entitled to incentive compensation equal to 2% of the Company's revenues for such year in excess of the revenues of the immediate preceding year. In addition, this officer was granted options to acquire an aggregate of 2,000,000 shares of the Company's common stock at the exercise prices equal to $2.375 per share, the fair value at the time of the agreement, which options will become exercisable ratably on a monthly basis over a period of 60 months from the date of grant and expire ten years from the date of grant.

  Litigation

     From time to time, the Company is subject to litigation in the normal course of business. The Company is of the opinion that, based on information presently available, the resolution of any such legal matters will not have a material adverse effect on the financial position or results of operations of the Company.

(11) SUBSEQUENT EVENTS--(UNAUDITED)

     Pursuant to the terms of a Securities Purchase Agreement, dated as of January 28, 1999, the Selling Securityholder agreed to purchase from the Company, in two tranches, 8% Convertible Term Debentures of the Company in the aggregate principal amount of $6,000,000 (the "Convertible Debentures") and five year warrants to purchase an aggregate of 693,642 shares of common stock at an exercise price of $5.27 per share, subject to reset (the "Warrants"). The first tranche of the transaction closed effective January 28, 1999, at which time the Selling Securityholder purchased Convertible Debentures in the aggregate principal amount of $3,500,000 and Warrants to purchase 404,625 shares of common stock. Upon the timely satisfaction of the conditions of the closing of the second tranche, the Selling Securityholder will purchase the remaining Convertible Debentures and Warrants. The term of the Convertible Debentures is four years. The principal amount of the Convertible Debentures plus accrued interest thereon at 8% per annum are convertible, at the option of the Selling Securityholder, into shares of common stock at a conversion price equal to $5.27 per share until July 27, 1999 (unless certain events occur earlier) and, therefore, at a per share price equal to the lowest of (i) $5.27, (ii) 105% of the average closing bid price of the common stock for the lowest two trading days during the 15 trading days ending on July 27, 1999, and (iii) 92% of the average closing bid price of the common stock for the lowest two trading days during the 15 trading days ending on the trading day immediately preceding the applicable conversion date, but in no event less than $2.49 per share, subject to adjustment (the "Floor Price"). In the event that the common stock trades below the Floor Price for a certain period of time, the Company has the right to prepay the Convertible Debentures at an amount equal to 120% of principal plus accrued interest. Except under certain limited circumstances, the Selling Securityholder is not entitled to convert the Convertible Debentures or exercise the Warrants to the extent that the shares to be received by the Selling Securityholder upon such conversion or exercise would cause the Selling Securityholder to beneficially own more than 4.9% of the outstanding common stock.

     On February 25, 1999, the Company acquired the assets of Interface Alternatives, Inc. through a newly-formed subsidiary, iface.com, which is in the business of providing software and solutions for voice-over-internet protocol ("VOIP") for voice, video and fax communications via the Internet. The Company owns 80% of the stock of iface.com, and previous management of Interface Alternative, Inc. owns the remaining 20%. As consideration for the assets of Interface Alternatives, Inc., which are currently estimated at $350,000, iface.com assumed the liabilities of Interface Alternatives, Inc., which are currently estimated at $250,000. In addition, the Company provided cash at closing to iface.com in the amount of $250,000 and a one-year line of credit in the amount of $250,000. The acquisition will be accounted for under the purchase method of accounting.

                             RARE MEDIUM GROUP, INC

(11) SUBSEQUENT EVENTS--(UNAUDITED)--(CONTINUED)

     On February 26, 1999, the Company signed a definitive agreement to acquire 100% of the outstanding stock of FS3 Interactive, Inc. FS3 creates Internet-based business solutions, including Web marketing, design, programming, and E-commerce enabling. As consideration for the purchase, the Company will issue common stock valued at two times FS3's annual revenue, which is currently estimated at $1.7 million. The number of shares to be issued will be determined based on the lesser of $4.50 or the average closing bid price for the ten days prior to closing.

     On March 9, 1999, the Company signed a definitive agreement to acquire 100% of the outstanding stock of Big Hand, Inc. and its subsidiary, Circumstance Design, Inc. Big Hand creates Internet-based solutions, including Web marketing, design, programming, and E-commerce enabling. As consideration for the purchase the Company will issue common stock valued at two times the trailing twelve month consolidated revenue of Big Hand and Circumstance, which is currently estimated at $3.0 million. The number of shares to be issued will be determined based on the lesser of $4.50 or the average closing bid price for the ten days prior to closing.

     On March 16, 1999, the Company, formerly known as ICC Technologies, Inc., officially changed its name to Rare Medium Group, Inc. by a vote at a special meeting of the stockholders, increased the number of authorized shares from 50,000,000 to 200,000,000, adopted staggered terms for directors and received approval for the 1998 Long-Term Incentive Plan

     On March 19, 1999, the Company signed a definitive agreement to acquire 100% of the outstanding stock of Hype! Inc., a Canadian corporation. Hype! is an Internet marketing and communications company. As consideration for the purchase, Rare Medium Group, Inc. will issue 270,729 shares of common stock.

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

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

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

                                   DIRECTORS


GLENN S. MEYERS
Chairman of the Board
Chief Executive Officer
& President

JEFFREY M. KILLEEN
Former Chief Operating Officer,
barnesandnoble.com

RICHARD T. LIEBHABER
Director, Qwest Communications
Former Director, MCI

ANDREW AFRICK
Apollo Management, LP
Private Investment Firm

MARC ROWAN
Apollo Management, LP
Private Investment Firm

STEVEN WINOGRAD
Senior Managing Director
Bear, Stearns & Co. Inc.

                                   MANAGEMENT
                            RARE MEDIUM GROUP, INC.

GLENN S. MEYERS
Chairman of the Board
Chief Executive Officer
& President

JOHN S. GROSS
Senior Vice President
Chief Financial Officer

STEPHEN B. CUTHRELL
Vice President
Mergers & Acquisitions

ROBERT C. LEWIS
Vice President
General Counsel

CRAIG C. CHESSER
Vice President
Corporate Controller

SETH TAPPER
President
liveuniverse.com, Inc.

JOSHUA GLANTZ
Director of Corporate
Development

DERRICK CHEN
Director of Corporate
Development

STEPHEN O'BRIEN
Director of Corporate
Development
Southwest Region

JOHN LIN
Director of Corporate
Development
West Coast Region

                               RARE MEDIUM, INC.

SURESH V. MATHEWS
Chief Operating Officer
& President

GREGORY T. COOK
Senior Vice President
Chief Administrative Officer

VINCENT J. SANTO
Senior Vice President
General Manager,
Northeast Region

DANIEL J. RODDY
Senior Vice President
General Manager,
West Coast Region

JOHN SOUTH
Senior Vice President
General Manager,
Southwest Region

JOSHUA LINKNER
Senior Vice President
General Manager,
Midwest Region

TRACY MACGREGOR
Senior Vice President
General Manager,
Southeast Region

PAUL ROBERTS
Senior Vice President
Strategy & Consulting

GONG SZETO
Chief Creative Officer

DAVID ROSENBLOOM
Chief Technical Officer

Corporate Information

Headquarters / Investor Relations
Rare Medium Group, Inc.
44 West 18th Street, 6th Floor
New York, NY 10011
(212) 634-6950
(212) 634-6951 Fax

Internet Address
www.raremedium.com

Offices
NEW YORK
44 West 18th Street, 6th Floor
New York, NY 10011
(212) 634-6950

LOS ANGELES
4081 Redwood Avenue
Los Angeles, CA 90066
(310) 302-7240

PHOENIX
7702 East Doubletree Ranch Road
Suite 300 Scottsdale, AZ 85258,
(602) 348-3924

DALLAS
2207 Commerce Street
Dallas, TX 75201
(214) 742-7273

ATLANTA
490 Sun Valley Drive, Bldg. 2
Roswell, GA 30076
(770) 261-0300

DETROIT
21 East Long Lake
Suite 102
Bloomfield Hills, MI 48304
(248) 433-0900

SAN FRANCISCO
124 East Townsend Street
Suite 4
San Francisco, CA 94107
(415) 957-1975

TORONTO
145 King St. E., 2nd Floor
Toronto, Ontario M5C 2Y8
(416) 361-1060

Legal Counsel
Mesirov, Gelman, Jaffe, Cramer &
Jamieson, LLP
1735 Market Street
Philadelphia, PA 19103

Stock Transfer Agent / Registrar
American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005
(800) 937-5449

Common Stock Information
Rare Medium Group, Inc. trades on the
Nasdaq National Market under the
ticker symbol "RRRR"

Independent Auditors
KPMG, LLP
345 Park Avenue
New York, NY 10154
(212) 758-9700

Form 10-K
A copy of the Company's Form 10-K report, as amended, to the Securities and Exchange
Commission for the year 1998 is available to shareholders. Send written requests to
Investor Relations, Rare Medium Group,
Inc., 44 West 18th Street, 6th Floor, New
York, NY 10011, or you may view the
report at the Investor Relations portion of our Website, www.raremedium.com.